# SB CORPORATION



# 2002 ANNUAL REPORT

# Financial Table of Contents


4 Financial Highlights

5 Business

8 Management's Discussion and Analysis of Financial Condition and Results of Operations

22 Report of Management Responsibility

23 Independent Auditors' Report

24 Consolidated Balance Sheets

25 Consolidated Statements of Operations

26 Consolidated Statements of Changes in Stockholders' Equity

27 Consolidated Statements of Cash Flows

28 Notes to Consolidated Financial Statements

46 Stockholders' Information

# FINANCIAL HIGHLIGHTS

| *December 31,* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| *(Dollars in Thousands, Except Per Share Data)* | | | | | |
| BALANCE SHEET DATA: | | | | | |
| Total assets | $ 439,134 | $ 438,267 | $ 413,090 | $ 404,172 | $ 340,041 |
| Loans, gross | 243,127 | 236,397 | 222,045 | 198,098 | 197,110 |
| Allowance for loan losses | 4,167 | 4,070 | 3,685 | 3,381 | 3,272 |
| Other real estate owned | 12 | 22 | 32 | 519 | 556 |
| Federal funds sold | 9,633 | 5,705 | 15,427 | – | 5,629 |
| U.S. Treasury, Government agency and Corporate obligations | 155,132 | 160,337 | 125,542 | 151,358 | 87,006 |
| Municipal obligations | 4,021 | 2,062 | 60 | 113 | 1,265 |
| Other securities | 7,256 | 11,369 | 25,231 | 26,301 | 25,216 |
| Deposits | 279,465 | 268,450 | 270,548 | 246,040 | 253,501 |
| Borrowed funds | 101,591 | 111,099 | 86,161 | 104,167 | 34,214 |
| Equity | 54,059 | 54,092 | 52,313 | 48,408 | 46,713 |

| *Year Ended December 31,* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| OPERATING DATA: | | | | | |
| Interest income | $ 25,138 | $ 28,792 | $ 29,037 | $ 26,097 | $ 25,060 |
| Interest expense | 11,565 | 15,611 | 16,358 | 13,183 | 13,257 |
| Net interest income | 13,573 | 13,181 | 12,679 | 12,914 | 11,803 |
| Provision for loan losses | - | 175 | 250 | 75 | 450 |
| Non-interest income | 1,493 | 1,426 | 1,124 | 844 | 1,380 |
| Non-interest expense | 10,155 | 9,122 | 8,376 | 9,347 | 8,725 |
| Income before income taxes | 4,911 | 5,310 | 5,177 | 4,336 | 4,008 |
| Income tax expense (benefit) | 1,811 | 1,953 | 854 | 1,582 | (4,800) |
| Net income | $ 3,100 | $ 3,357 | $ 4,323 | $ 2,754 | $ 8,808 |
| Basic earnings per share | $ .71 | $ .77 | $ .99 | $ .63 | $ 2.04 |
| Diluted earnings per share | $ .69 | $ .74 | $ .97 | $ .61 | $ 1.95 |

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| OTHER DATA: | | | | | |
| Interest rate spread | 2.78% | 2.64% | 2.66% | 3.05% | 2.97% |
| Net interest margin on average earning assets | 3.20 | 3.21 | 3.22 | 3.55 | 3.54 |
| Return on average assets (net income / average assets) | 0.71 | 0.79 | 1.05 | 0.72 | 2.52 |
| Return on average equity (net income / average stockholders' equity) | 5.72 | 6.35 | 8.72 | 5.77 | 21.09 |
| Dividend payout ratio (dividends declared per share divided by basic earnings per share) | 61.97 | 51.95 | 26.26 | 23.81 | – |
| Cash dividends declared and paid per common share | $ 0.44 | $ 0.40 | $ 0.26 | $ 0.15 | $ – |
| Average stockholders' equity to average assets ratio | 12.34 | 12.39% | 12.06% | 12.47% | 11.96% |
| Book value per share at year end | $ 12.71 | $ 12.35 | $ 11.99 | $ 11.11 | $ 10.78 |

## BUSINESS

### SUMMARY

LSB Corporation (the "Corporation" or the "Company") is a one bank-holding company principally conducting business through Lawrence Savings Bank (the "Bank"). The Corporation became the holding company for the Bank on July 1, 2001 pursuant to a plan of reorganization in which each share of Bank common stock then outstanding (and accompanying preferred stock purchase rights) was converted into and exchanged for one share of the Corporation's common stock (and accompanying preferred stock purchase rights). The Corporation's common stock is currently traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the common stock are reported in the Wall Street Journal as "LSB Corp".

The Bank was established as a Massachusetts savings bank in 1868; the Bank converted from mutual to stock form on May 9, 1986. Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq Stock Market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The Corporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("FRB"), and Massachusetts Division of Banks. The Bank is subject to supervision and regulation of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks.

The Bank has four wholly-owned subsidiaries at December 31, 2002. Shawsheen Security Corporation and Shawsheen Security Corporation II engage exclusively in buying, selling, dealing in and holding securities for their own accounts. Pemberton Corporation and Spruce Wood Realty Trust, respectively, hold foreclosed real estate and real estate used in the ordinary course of the Bank's business.

The Bank offers various financial products to the general public. These products include loans for residential real estate, commercial real estate, construction, consumer and commercial businesses. The Bank offers various deposit accounts including savings, checking, money market, certificates of deposit and individual retirement accounts. The Bank invests a portion of its funds in federal funds and investment securities.

The principal source of funds for the Corporation is dividends from its Bank subsidiary. The principal sources of funds for the Bank's lending and investment activities are deposits, loan payments and prepayments, investment securities payments and maturities, advances from the Federal Home Loan Bank, federal funds purchased and securities sold under agreements to repurchase.

### MARKET AREA

The Bank's primary market area is the Merrimack Valley of Massachusetts and southern New Hampshire. The Bank has five banking offices in the communities of Andover, Lawrence, Methuen (2), and North Andover, Massachusetts. The Bank has a new remote ATM location in Haverhill, Massachusetts.

### LENDING ACTIVITIES

The Bank's loan portfolio consists of commercial real estate, commercial business, construction, residential mortgage, home equity and consumer loans. The Bank has been aggressive in seeking loans from creditworthy customers while competition on both pricing and underwriting terms have been strong in the Bank's market area. Gross loans at December 31, 2002 were $243.1 million up from $236.4 million at December 31, 2001.

*COMMERCIAL REAL ESTATE.* The Bank originates loans secured by real estate other than 1-4 family residential properties. These loans are generally secured by various types of commercial real estate including income properties, commercial facilities (including retail, manufacturing, office and office condominiums) and small businesses. The interest rates on these loans are fixed or variable. The interest rates are based on a margin over the Treasury note rate or another index (such as the Prime Rate as published in the Wall Street Journal) for a similar term. The margin is determined by the Bank based on the creditworthiness of the borrower, relationship profitability and competitive factors.

*COMMERCIAL BUSINESS.* The Bank originates loans secured by business assets which are not real estate. These loans are based on the creditworthiness, security offered and future cash flows of the borrower. The Bank has "Preferred Lender" status from the U.S. Small Business Administration ("SBA"). The interest rates on these loans are fixed or variable. The rates are primarily based on a margin over the Prime Rate as published in the Wall Street Journal or the Base Rate determined by the Bank. The margin is determined based on the creditworthiness of the borrower, security offered and competitive factors.

*CONSTRUCTION.* These loans are generally short-term in nature and are for land development, construction of residential homes built on speculation, construction of homes for homeowners with permanent financing, and for construction of commercial facilities (including retail, manufacturing and office space). These loans are generally priced to yield the Wall Street Journal Prime Rate plus a margin. Construction loans may involve additional risk due to uncertainty of estimated cost of completion of a project, or ultimate sale of the property to an end buyer. The Bank attempts to reduce these risks by lending to contractors with pre-arranged buyers or having financing commitments upon completion, or to businesses that are expanding and will occupy the completed project.

*RESIDENTIAL MORTGAGES.* The Bank originates fixed and adjustable rate residential mortgage loans which are underwritten to be eligible for sale in the secondary market. These loans are secured primarily by owner occupied 1-4 family primary residential properties. Adjustable rate mortgage loans are generally held by the Bank in the loan portfolio as a means to manage interest rate risk. Fixed rate mortgages are sold into the secondary market unless management believes they represent a good long-term asset based on various factors such as loan-to-value ratios, interest rates and management's expectations of a loan's duration.

*SECONDARY MORTGAGE MARKET.* The Bank is an approved seller and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Massachusetts Housing Financing Agency ("MHFA"). Sales of mortgage loans may be made at a premium or discount resulting in gains or losses on the transaction. Based on the structure of the sale, loans sold in the secondary market provide the Bank with service fee income over the life of the loan.

*HOME EQUITY.* The Bank makes second mortgage and home equity loans. Home equity loans can be accessed by the borrower by an account established with the Bank. These loans carry interest rates that are either fixed or variable based on the Prime Rate published in the Wall Street Journal plus or minus a margin above or below this rate depending on the particular product selected by the borrower.

*CONSUMER.* The Bank offers a variety of consumer loan products including overdraft lines of credit, collateral loans, and secured and unsecured personal loans. These loans are generally fixed rate in nature. The Bank adjusts these interest rates from time-to-time based on competitive factors in the marketplace.

DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

Deposits and borrowings are the primary source of funds for funding loans and purchasing investment securities. The mix of deposits and borrowings is dependent on many factors, such as loan demand, competition, the economy, interest rates, and capital resources. Deposits are obtained from the general public through the Bank's branch offices by additions to various deposit accounts, including checking, savings, money market, certificates of deposit and individual retirement accounts. The interest rates on these accounts generally are competitive with other local financial institutions. The Bank's core deposit products (savings, checking and money market accounts) allow customers more flexibility and access and generally earn lower interest rates than other types of accounts due to the Bank's operating costs to service these accounts. Certificates of deposit provide customers with higher interest rates, but less flexibility and access to deposits. Increasing and decreasing interest rates on certificates of deposit allows the Bank to adjust its sources of funds while providing a competitive interest rate. In addition to deposit accounts, other sources of funds include advances from the Federal Home Loan Bank of Boston ("FHLB"), federal funds purchased and securities sold under agreements to repurchase.

The Bank is a member of the FHLB. As a member, the Bank is required to hold FHLB stock equal to at least 1% of residential mortgage loans or 5% of outstanding FHLB advances, whichever is higher. All FHLB advances are secured by a blanket lien on the Bank's qualifying collateral. These FHLB advances may be used to fund loans and investment securities or meet other cash needs of the Bank. The terms of FHLB advances can be short or long-term with interest rates based on U.S. Treasury obligations with similar maturities.

COMPETITION

The Bank competes with local, regional and national financial service providers in its lending and deposit activities. The Bank competes in the local market against other local and branch offices of regional financial institutions such as banks, thrifts and credit unions. In addition, less regulated national companies such as mortgage companies, securities brokerage firms, insurance companies and mutual funds offer services competitive with those of the Bank. Bank mergers and recent legislation permitting interstate and cross-industry expansion may increase competition. The Bank competes on the basis of interest rates, deposit and loan terms, fees, office location, product and service arrays, customer convenience and technological advantages. Competition in the Bank's deposit taking and lending activities is affected by movements in interest rates, national and local market developments, economic trends and the Bank's ability to adjust to change.

SUPERVISION AND REGULATION

The Corporation is subject to regulation and supervision by the Federal Reserve Bank ("FRB") pursuant to the Bank Holding Company Act of 1956, as amended, and files with the FRB an annual report and such additional reports as the FRB may require. The Corporation is also subject to the jurisdiction of the Massachusetts Division of Banks. As a bank holding company, the Company's activities are limited to the business of banking and activities closely related or incidental to banking. The Corporation may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company that is not engaged in activities closely related to banking and also generally must provide notice to or obtain approval of the FRB in connection with any such acquisition. The Bank is a state-chartered savings bank subject to the regulations and supervisory authority of, and periodic examinations by, both the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. These examinations test the Bank's safety and soundness and compliance with various statutory and regulatory requirements. The Bank is subject to federal and state taxation authorities. The Bank is subject to certain reserve and reporting requirements as a non-member bank of the Federal Reserve System. Federal and state bank regulatory agencies have authority to issue cease and desist orders, assess civil money penalties, remove officers and directors, issue capital directives and impose prompt corrective action restrictions or requirements to address safety and soundness and compliance issues of the Bank. In addition, the Bank must obtain prior regulatory approvals to undertake certain banking transactions and initiatives, including establishment, relocation or termination of a banking office, and merger or acquisition transactions with other banks or non-banking entities. The supervision and regulation of the Bank are intended primarily for the protection of depositors and non-business borrowers.

The results of examinations provide regulators with a means of measuring and assessing each institution and taking prompt corrective actions to address any safety and soundness or compliance issues.

*USA PATRIOT ACT.* On October 26, 2001, President George W. Bush signed into law the "Uniting and Strengthening America by providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (or "USA Patriot Act"). Title III of the USA Patriot Act, known as "The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" (the "Act") is intended to make it more difficult for terrorists to launder money in the United States. In addition, the Act also makes it easier for law enforcement and regulatory officials to share information and identify illegal money laundering activity.

Section 326 of the Act requires the Secretary of the Treasury to promulgate regulations effective no later than October 25, 2002 that would substantially increase the identification and verification requirements for customers of financial institutions. The regulations may require, at a minimum, financial institutions to develop procedures for verifying the identity of a person opening an account, maintaining records of such information, and, consulting lists of suspected terrorists "to determine whether a person seeking to open an account appears on any such list."

In addition, under Section 311 of the Act the Secretary of the Treasury may require, by regulation or by order, that financial institutions take certain "special measures" for all institutions, accounts or transactions that the Secretary deems to be a "primary money laundering concern." Most significant among these are requirements to maintain records and report information which identify the participants in a transaction involving a primary money laundering concern (also known as "know your customer"), and to maintain information relative to the beneficiary of such a transaction.

Section 352 of the Act amends the Bank Secrecy Act to require all financial institutions to establish anti-money laundering programs. These must include, at a minimum: "(A) the development of internal policies, procedures, and controls; (B) the designation of a compliance officer; (C) an ongoing employee training program; and (D) an independent audit function to test programs." The Secretary of the Treasury may prescribe minimum standards for such programs effective April 24, 2002.

Under Section 314 of the USA Patriot Act, the Secretary of the Treasury must promulgate regulations by February 23, 2002 to encourage cooperation among financial institutions, their regulators, and law enforcement officials. The purpose is to help provide financial institutions with information regarding suspected terrorist or money laundering activity. The regulations may require each financial institution to designate one or more individuals to receive such information and may establish procedures for the protection of such information.

*SARBANES-OXLEY ACT OF 2002.* On July 31, 2002, President George W. Bush signed into law the "Sarbanes–Oxley Act of 2002" (or the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act establishes a comprehensive framework for modernizing and reforming the oversight of public company financial accounting and disclosure practices. Principal components of the Sarbanes-Oxley Act include:

- The creation of a public company accounting oversight board, with which all accounting firms performing audits for public companies are required to register, and which is empowered to set auditing, quality control and independence standards, to inspect registered firms, and to conduct investigations and to take disciplinary actions, subject to SEC oversight.
- The strengthening of auditor independence from corporate management by limiting the type and scope of services that auditors can offer their public company audit clients, requiring periodic rotation of public company audit partners, requiring direct auditor reports to company audit committees, and prohibiting public companies from exerting improper influence over their outside auditors.
- The imposition of new corporate governance requirements including among other things, independence and financial expertise requirements for audit committee membership and empowerment of public company audit committees to appoint, compensate and oversee their company's outside auditors.
- Requirements that the Chief Executive Officer and the Chief Financial Officer certify financial statements included in public company filings with the SEC and disgorge bonuses and stock-based compensation for periods for which the company is forced to restate its financial results, a prohibition of insider stock trades during "black-out" periods when a company's employee benefits plans are precluded from trading, and a prohibition of public company loans or extensions of credit to directors and officers.
- Requirements that public companies disclose whether they have a code of ethics for their senior financial officers and if not, why not, and that management periodically assess and report on the adequacy of the company's internal controls.
- The imposition of new and accelerated public company disclosure requirements, requirements to report off balance sheet transactions and of accelerated reporting of insider transactions in company stock

The SEC has issued final and proposed regulations implementing many of the Sarbanes-Oxley Act provisions.

*SECURITIES AND EXCHANGE COMMISSION FILINGS OF COMPANY'S WEB SITE.* Under the Securities Exchange Act of 1934 Sections 13 and 15(d), periodic and current reports must be filed with the Securities and Exchange Commission ("SEC"). The Company electronically files the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Report of Unscheduled Material Events), Form 3, 4 & 5 (Statements of Ownership), Form S-3 and 8-A (Registration Statements, and Form DEF 14A (Proxy Statement). The Company may file additional forms. The SEC maintains an Internet site, www.sec.gov in which all forms filed electronically may be accessed. The Company's website: www.lawrencesavings.com has a new section for SEC filings available free of charge and provides a link under About Us, Stockholder Information, Nasdaq-Symbol, Company filings.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### FORWARD-LOOKING STATEMENTS AND FACTORS WHICH MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation, projected or anticipated benefits, or events related to other future developments involving the Corporation or the industry in which it operates. Also, when verbs in the present tense such as "believes," "expects," "anticipates," "continues," "attempts" or similar expressions are used, forward-looking statements are being made. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents which we incorporate by reference, could affect the future financial results of the Corporation and could cause results to differ materially from those expressed in or incorporated by reference in this document. Those factors include fluctuations in interest rates, inflation, government regulations and economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations. As a result of such risks and uncertainties, the Corporation's actual results may differ materially from such forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation to publicly release revisions to any such forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

### CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those policies that have significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management believes that the Company's critical accounting policies upon which the financial statements depend on and which involve the most complex or subjective decisions or assessments are as follows:

*ALLOWANCE FOR LOAN LOSSES*: The allowance balance reflects management's assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company's regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of the year. The allowance is increased by provisions for loan losses, which are a charge to the income statement, and by recoveries on loans previously charged-off. The allowance is reduced by loans charged-off. For a further discussion of the Company's methodology of assessing the adequacy of the allowance for loan losses, see Management's Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 to the Consolidated Financial Statements for more details on establishing the allowance for loan losses.

*INCOME TAXES*: Operating losses in the early 1990's resulted in available tax loss carry-forwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carry-forward period. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management's judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized. It should be noted, however, that factors beyond Management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. For a further discussion on income taxes, see Management's Discussion and Analysis of Financial Condition and Results of Operation and see Note 1 & 8 to the Consolidated Financial Statements.

*MORTGAGE SERVICING RIGHTS*: When loans are sold with servicing rights retained, the Company allocates the carrying amount of the loan between the underlying asset sold and the rights retained, based on their relative fair values. The fair value is estimated using market prices when available or using a valuation model that calculates the present value of future servicing fee income using discount rates and prepayment assumptions that management believes represent current market conditions. The following risk characteristics are considered for determining fair value; loan type, interest rate, loan term and remaining maturities. The resulting mortgage servicing rights are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the mortgage servicing rights is adjusted accordingly through the establishment of a valuation allowance. Periodically, the mortgage servicing rights are assessed for impairment based on the fair value of such rights and recognized by a charge to the valuation allowance. For further details on mortgage servicing rights see Note 1 & 4 to the Consolidated Financial Statement.

## Financial Condition

### Overview

Total assets amounted to $439.1 million at December 31, 2002 up slightly from $438.3 million at December 31, 2001. The increase in asset size during 2002 is the result of an increase in the gross loan portfolio of $6.7 million and an increase in Federal Funds of $3.9 million partially offset by a decrease in the investment portfolio as securities matured. Deposits increased by $11.0 million which helped pay down borrowed funds of $9.5 million as these became due.

### Interest Earning Assets

The Company manages its earning assets by utilizing available capital resources in a manner consistent with the Company's credit, investment and leverage policies. Loans, U.S. Treasury and Government Agency obligations, mortgage-backed securities, other investment securities, and short-term investments comprise the Company's earning assets. Total earning assets averaged $424.8 million in 2002, an increase of $13.6 million or 3.3% from 2001. Average earning assets in 2001 totaled $411.2 million which was a $17.0 million or 4.0% increase from $394.2 million in 2000.

One of the Company's primary objectives continues to be the origination of loans that are soundly underwritten and collateralized. The Company's loan portfolios for commercial real estate and commercial business loans increased in 2002, 2001 and 2000. Loan growth in these portfolios caused the average balance of the loan portfolio to increase in 2002 and 2001 by $4.4 million and $26.9 million, respectively, to $235.0 million and $230.6 million, respectively, from $203.7 million in 2000.

The Company increases the investment portfolio through funds obtained from the FHLB, repurchase agreements and other borrowings when it is profitable to do so. The average balance of investment securities, including U.S. Treasury and Government Agency securities, mortgage-backed securities, other bonds and equity securities, and short-term investments amounted to $189.7 million in 2002 as compared to $180.6 million in 2001 and $190.5 million in 2000. These securities represent 43.2% of the Company's average assets at December 31, 2002 versus 42.3% and 46.3%, respectively, of average assets at December 31, 2001 and 2000.

### Investment Securities

The investment portfolio totaled $166.4 million and $173.8 million, respectively, at December 31, 2002 and 2001, a decrease of $7.4 million or 4.2%. The largest decrease was in corporate obligations which decreased $21.5 million during 2002 as securities matured. Mortgage-backed securities and asset-backed securities also experienced decreases in 2002 of $6.0 million and $3.8 million, respectively, due to the low interest rate environment and increased refinance activity the principal repayments on these securities have been higher than normal. Partially offsetting these decreases were increases in U.S. Agencies and municipal obligations of $22.0 million and $2.0 million, respectively, during 2002. For more information on investment securities, see Financial Highlights and Note 2 of the Consolidated Financial Statements.

### Loans

Total loans at December 31, 2002 and 2001 amounted to $243.1 million and $237.4 million, respectively, an increase of $6.7 million or 2.8%. Residential loans decreased $18.5 million or 23.5% during 2002, offset by increases in commercial real estate, commercial loans and construction loans of $12.6 million, $13.5 million and $2.9 million, respectively. The shift in the portfolio mix was accomplished to maximize these higher yielding assets. Equity loans decreased $1.9 million or 14.2% as a result of the heavy refinance market. Consumer loans decreased $337 thousand. For more information on loans, see Interest Rate Sensitivity and Note 4 of the Consolidated Financial Statements.

The components of the loan portfolio at December 31, follow:

| | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Balance | Percent | Balance | Percent | Balance | Percent | Balance | Percent | Balance | Percent |
| *(Dollars in Thousands)* | | | | | | | | | | |
| Residential real estate loans: | | | | | | | | | | |
| Fixed rate | $ 31,583 | 13.0% | $ 40,861 | 17.3% | $ 44,350 | 20.0% | $ 49,825 | 25.1% | $ 47,887 | 24.3% |
| Adjustable rate | 28,557 | 11.7 | 37,744 | 16.0 | 33,576 | 15.1 | 30,232 | 15.3 | 31,845 | 16.2 |
| | 60,140 | 24.7 | 78,605 | 33.3 | 77,926 | 35.1 | 80,057 | 40.4 | 79,732 | 40.5 |
| Home equity loans: | | | | | | | | | | |
| Fixed rate | 7,915 | 3.3 | 10,155 | 4.3 | 12,367 | 5.6 | 8,716 | 4.4 | 7,652 | 3.9 |
| Adjustable rate | 3,575 | 1.5 | 3,238 | 1.4 | 3,630 | 1.6 | 3,890 | 2.0 | 3,805 | 1.9 |
| | 11,490 | 4.8 | 13,393 | 5.7 | 15,997 | 7.2 | 12,606 | 6.4 | 11,457 | 5.8 |
| Commercial real estate loans: | | | | | | | | | | |
| Fixed rate | 16,651 | 6.8 | 16,447 | 7.0 | 10,247 | 4.6 | 10,898 | 5.5 | 9,206 | 4.7 |
| Adjustable rate | 96,094 | 39.4 | 83,663 | 35.3 | 76,882 | 34.6 | 69,995 | 35.3 | 62,052 | 31.4 |
| | 112,745 | 46.2 | 100,110 | 42.3 | 87,129 | 39.2 | 80,893 | 40.8 | 71,258 | 36.1 |
| Construction loans | 23,502 | 9.7 | 20,593 | 8.7 | 17,148 | 7.7 | 9,666 | 4.9 | 11,550 | 5.9 |
| Loans held for sale | 2,579 | 1.1 | 4,156 | 1.8 | – | 0.0 | – | 0.0 | 8,950 | 4.5 |
| Commercial loans | 32,017 | 13.2 | 18,549 | 7.8 | 22,602 | 10.2 | 13,143 | 6.6 | 12,558 | 6.4 |
| Consumer loans | 654 | 0.3 | 991 | 0.4 | 1,243 | 0.6 | 1,733 | 0.9 | 1,605 | 0.8 |
| Total loans | 243,127 | 100.0% | 236,397 | 100.0% | 222,045 | 100.0% | 198,098 | 100.0% | 197,110 | 100.0% |
| Allowance for loan losses | 4,167 | | 4,070 | | 3,685 | | 3,381 | | 3,272 | |
| Loans, net | $238,960 | | $232,327 | | $ 218,360 | | $194,717 | | $193,838 | |

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained through the provision for loan losses which is a charge to operations. The allowance balance reflects management's assessment of losses and is based on a review of the risk characteristics of the loan portfolio. The Company considers many factors in determining the adequacy of the allowance for loan losses. Collateral value on a loan-by-loan basis, trends of loan delinquencies on a portfolio segment level, risk classification identified in the Company's regular review of individual loans, and economic conditions are primary factors in establishing the allowance. The allowance for loan losses reflects all information available at the end of each year. The Company considers the current year end 2002 level of the allowance for loan losses to be appropriate. The allowance as a percentage of total loans was 1.7% at December 31, 2002, 2001 and 2000. See Note 1 to the financial statements for further details on establishing the allowance for loan losses.

"Impaired loans" are commercial, commercial real estate and individually significant residential mortgage for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are not the same as "non-accrual loans," although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when principal or interest has become contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or the uncertainty of collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant residential mortgage loans. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is based on the fair value of the collateral.

The Company maintained a low level of risk assets and had minimal delinquencies during the year 2002. As a result, there was no charge to the provision for loan losses in the year 2002. The provision for loan losses for the years 2001 and 2000 was a charge of $175 thousand, and $250 thousand, respectively. The Company had net recoveries of $97 thousand in 2002, $210 thousand in 2001, and $54 thousand in 2000.

The following table summarizes changes in the allowance for loan losses for the years ended December 31:

| (Dollars in Thousands) | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Balance at beginning of year | $ 4,070 | $ 3,685 | $ 3,381 | $ 3,272 | $ 3,144 |
| Charge-offs by loan type: | | | | | |
| Residential mortgage | - | – | – | (17) | (224) |
| Commercial | - | (3) | – | – | – |
| Commercial real estate | - | – | (27) | – | (215) |
| Consumer | (1) | – | (1) | – | (16) |
| Total charge-offs | (1) | (3) | (28) | (17) | (455) |
| Recoveries by loan type: | | | | | |
| Residential mortgage | - | 2 | 6 | 28 | 10 |
| Commercial | - | – | 5 | 3 | 60 |
| Commercial real estate | 89 | 201 | 62 | 13 | 49 |
| Consumer | 9 | 10 | 9 | 7 | 14 |
| Total recoveries | 98 | 213 | 82 | 51 | 133 |
| Net recoveries (charge-offs) | 97 | 210 | 54 | 34 | (322) |
| Provision for loan losses | - | 175 | 250 | 75 | 450 |
| Ending balance | $ 4,167 | $ 4,070 | $ 3,685 | $ 3,381 | $ 3,272 |
| Ratio of net recoveries (charge-offs) to average loans outstanding during the period | 0.04% | 0.09% | 0.03% | 0.02% | (0.18)% |

The following table sets forth the breakdown of the allowance for loan losses by loan category for the years ended December 31. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

| (Dollars in Thousands) | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent of loans in each category to Total Loans | Amount | Percent of loans in each category to Total Loans | Amount | Percent of loans in each category to Total Loans | Amount | Percent of loans in each category to Total Loans | Amount | Percent of loans in each category to Total Loans |
| Construction, commercial and commercial real estate | $3,525 | 69.1% | $3,251 | 58.8% | $2,711 | 57.1% | $1,933 | 52.3% | $1,787 | 48.4% |
| Residential mortgage and home equity | 314 | 30.6 | 397 | 40.8 | 436 | 42.3 | 526 | 46.8 | 634 | 50.8 |
| Consumer | 29 | 0.3 | 41 | 0.4 | 49 | 0.6 | 55 | 0.9 | 55 | 0.8 |
| Unallocated | 299 | N/A | 381 | N/A | 489 | N/A | 867 | N/A | 796 | N/A |
| | $4,167 | 100.0% | $4,070 | 100.0% | $3,685 | 100.0% | $3,381 | 100.0% | $3,272 | 100.0% |

In determining the adequacy of the allowance for loan losses, the Company aggregates the estimated credit loss on individual loans, pools of loans and other pools of risk having geographic, industry or other common exposures where inherent losses are identified or anticipated.

All loans classified as "Substandard" or "Doubtful" are evaluated for collectibility and an allocation is made based on an assessment of the net realizable value of any collateral.

The Company categorizes each commercial loan into different pools of risk. Each risk level allocation factor has been determined based upon the Company's review of common practices within the industry, its estimate of expected loss for loans with similar credit characteristics based upon historical experience and migration analysis, the losses experienced by the Company in the most recent 36 months, together with the Company's assessment of future economic trends, conditions and other relevant factors that may have an impact on or may affect repayment of loans in these pools.

Residential mortgages, home equity loans, equity lines of credit, second mortgages and all other small consumer loans are considered in the aggregate and an allocation factor is assessed based upon the Company's most recent 24-month historical loss experience together with an assessment of future economic trends, conditions and other relevant factors that may have an impact on, or may affect repayment of, the loans in these pools.

On a quarterly basis, the Company evaluates all allocation factors for appropriateness, considering (i) significant changes in the nature and volume of the loan portfolio, (ii) the Company's assessment of local and national economic business conditions, and (iii) any other relevant factor that it considers may have an impact on loan portfolio risk.

Based upon these evaluations, changes to the reserve provision may be made to maintain the overall level of the reserve at a level that the Company deems appropriate to cover the estimated credit losses inherent in the Company's loan portfolio including unfunded binding commitments to lend.

POTENTIAL PROBLEM LOANS

The Company has a loan review and grading system. During the loan review process, deteriorating conditions of certain loans come to management's attention in which erosion of the borrower's ability to comply with the original terms of the loan agreement could potentially result in the classification of the loan as a risk asset. This may result from deteriorating conditions such as cash flows, collateral values or creditworthiness of the borrower. At December 31, 2002 and 2001, there were $1,521 thousand and $941 thousand, respectively, identified as potential problem loans.

RISK ASSETS

Risk assets consist of non-performing loans, OREO, and restructured loans. The following paragraphs define each of these categories. The components of risk assets at December 31, for the years indicated are as follows:

| *(Dollars in Thousands)* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Risk assets: | | | | | |
| Non-performing loans: | | | | | |
| Residential real estate | $ 1 | $ 10 | $ 10 | $ – | $ 66 |
| Commercial real estate | – | 730 | – | – | – |
| Commercial business | – | 211 | – | – | – |
| Consumer | – | – | – | – | – |
| Total non-performing loans | 1 | 951 | 10 | – | 66 |
| Other real estate owned: | | | | | |
| One to four family residential properties | – | – | – | – | – |
| Condominiums | – | – | – | – | – |
| Land | 57 | 67 | 77 | 87 | 89 |
| Commercial real estate | – | – | – | 477 | 512 |
| OREO valuation allowance | (45) | (45) | (45) | (45) | (45) |
| Total other real estate owned | 12 | 22 | 32 | 519 | 556 |
| Total risk assets | $ 13 | $ 973 | $ 42 | $ 519 | $ 622 |
| Risk assets as a percent of total loans and OREO | 0.0% | 0.4% | 0.0% | 0.3% | 0.3% |
| Risk assets as a percent of total assets | 0.0% | 0.2% | 0.0% | 0.1% | 0.2% |

Non-performing loans consist of both (i) loans 90 days or more past due, and (ii) loans placed on a non-accrual status because full collection of the principal balance is in doubt. Non-performing loans at December 31, 2002 were $1 thousand, a decrease from $951 thousand at December 31, 2001 and $10 thousand at December 31, 2000.

The Company actively monitors risk assets. The Company attempts to work with delinquent borrowers in order to bring loans current. If the borrower is not able to bring the loan current, the Company commences collection efforts. Valuation of property at foreclosure, and periodically thereafter, is based upon appraisals and management's best estimates of fair value less selling costs. The Company's policy is to sell such property as quickly as possible at fair value.

INTEREST BEARING LIABILITIES

The Company's earning assets are primarily funded with deposits, securities sold under agreements to repurchase, FHLB advances and stockholders' equity. The Company manages its interest bearing liabilities to maintain a stable source of funds while providing competitively priced deposit accounts. Interest bearing deposits include regular savings accounts, NOW and Super NOW accounts, money market accounts, and certificates of deposit.

In 2002 total average interest bearing liabilities were $368.4 million which was a $10.0 million or 2.8% increase from $358.4 million in 2001. Average total interest bearing deposits of $261.4 million comprised 71.0% of interest bearing liabilities in 2002 while in 2001 such deposits totaling $263.3 million comprised 73.5% of interest bearing liabilities.

Changing interest rates can affect the mix and level of various deposit categories. The lower average interest rate paid on money market accounts and certificates of deposit had an impact on the overall interest rate paid on deposits and caused a decrease of 155 basis points in 2002 and 28 basis points in 2001. The average balance of money market investment accounts increased by $4.7 million to $59.0 million in 2002 and by $6.1 million to $54.3 million in 2001. The average balance of NOW and Super NOW accounts increased by $2.4 million to $33.6 million in 2002 and by $4.1 million to $31.2 million in 2001. The average balance of certificates of deposit decreased by $13.3 million to $123.7 million in 2002 while it increased by $6.0 million to $137 million in 2001.

Average borrowed funds in 2002, 2001 and 2000 were $107.0 million, $95.1 million and $101.9 million, respectively, including advances from the FHLB and other borrowed funds. The increase of $11.9 million in 2002 resulted from the utilization of available credit in a low interest rate environment with longer maturities of three to five years. The decrease in 2001 resulted from a shift in the mix of earning liabilities to take advantage of a lower cost of funds to fund loan growth.

DEPOSITS

Total deposits increased $11.0 million or 4.1% during 2002 to $279.5 million at December 31, 2002 from $268.5 million at December 31, 2002. Money market investment accounts had the largest increase of $7.1 million or 12.3%. NOW accounts and savings accounts also increased during 2002 by $5.5 million and $2.3 million, respectively. These increases likely resulted due to the uncertainty of the stock market. Certificates of deposit decreased $5.6 million or 5.7% during 2002 due to maturities and the low interest rate environment. Retirement accounts and non-interest bearing demand deposit accounts had increases of $950 thousand and $778 thousand, respectively, in 2002. For more information, see Note 6 to the Consolidated Financial Statements.

BORROWED FUNDS

Total borrowed funds decreased $9.5 million or 8.6% during 2002 to $101.6 million from $111.1 million at December 31, 2002 and 2001, respectively. FHLB advances totaled $94.2 million in 2002 and $103.0 million in 2001, a decrease of $8.8 million due to repayments of $19.8 million partially offset by new advances of $11.0 million. Other borrowed funds comprise of agreements to repurchase which totaled $4.0 million and $4.2 million, respectively, at December 31, 2002 and 2001, and other secured borrowings which totaled $3.4 million and $3.9 million, respectively, in 2002 and 2001. See Note 7 to the Consolidated Financial Statements for further information.

RESULTS OF OPERATIONS.

OVERVIEW

The Company's net earnings amounted to $3.1 million during 2002, $3.4 million during 2001 and $4.3 million during 2000. The Company's earnings declined $257 thousand or 7.7% during 2002 impacted by net interest income increasing by $392 thousand compared to 2001. Non-interest income increased to $1.5 million for the year ended 2002 compared to $1.4 million in 2001. Non-interest expenses had a negative impact to earnings for the year ended 2002 increasing to $10.2 million in 2002 from $9.1 million in 2001. The Company's earnings decreased by 22% or $966 thousand in 2001 compared to 2000, impacted by an increase in income taxes coupled with a rise in non-interest expenses, offset by increases in net interest income, non-interest income and a reduction in the provision for loan losses.

The Company's net interest income, which is the difference between interest earned on assets and interest paid on liabilities, totaled $13.6 million in 2002, $13.2 million in 2001 and $12.7 million in 2000. The increase in 2001 versus 2000 resulted from average earning assets growing faster than interest bearing liabilities. The Company's net interest margin remained fairly flat in 2002 and 2001 at 3.20% and 3.21%, respectively, versus 3.22% in 2000. The decrease in 2001 resulted primarily from lower average rates earned on interest earning assets. The decrease in the net interest margin during 2000 was primarily due to higher average rates paid on interest bearing liabilities.

There was no provision for loan losses in 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001 and $250 thousand in 2000. The provision for loan losses was made to maintain an appropriate allowance for loan losses in 2001 and 2000.

Non-interest income amounted to $1.5 million, $1.4 million and $1.1 million in 2002, 2001 and 2000, respectively. The increase in 2002, 2001 and 2000 was primarily due to gains on sales of mortgage loans of $529 thousand, $249 thousand and $47 thousand, respectively. Deposit account fees increased $71 thousand during 2002, offsetting these increases was a decrease in loan fees to a net loss of $145 thousand from income of $155 thousand in 2001.

Non-interest expense totaled $10.2 million in 2002, $9.1 million in 2001 and $8.4 million in 2000. Salaries and employee benefits increased during 2002 by $742 thousand, of which $358 thousand was attributable to pension expense associated with the employees defined benefit pension plan, and professional fees increased by $135 thousand in 2002 due to legal expenses. Expenses attributable to the establishment of the holding company totaled $188 thousand in 2001, of which $107 thousand were professional fees. Professional expenses increased during 2001 to $671 thousand from $496 thousand in 2000.

The Company recognized an income tax expense of $1.8 million in 2002, $2.0 million in 2001 and $854 thousand in 2000. The lower provision for taxes in 2002 as compared with 2001 resulted from a reduction in income before income taxes to $4.9 million for the year ended 2002 versus $5.3 million in 2001. The lower provision for taxes in 2000 as compared with 2001 resulted from a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000.

AVERAGE BALANCES, NET INTEREST INCOME AND AVERAGE INTEREST RATES

The table below presents the Company's average balance sheet, net interest income and average interest rates for the years ended December 31. Average real estate, commercial business, and consumer loans include non-performing loans.

| | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| *(Dollars in Thousands)* | Average Balance | Interest | Average Interest Rate | Average Balance | Interest | Average Interest Rate | Average Balance | Interest | Average Interest Rate |
| ASSETS | | | | | | | | | |
| Loans: | | | | | | | | | |
| Residential real estate | $ 87,122 | $ 5,848 | 6.71% | $ 97,982 | $ 7,123 | 7.27% | $ 92,547 | $ 6,875 | 7.43% |
| Commercial real estate | 126,083 | 9,759 | 7.74 | 112,021 | 9,577 | 8.55 | 93,683 | 8,644 | 9.23 |
| Commercial business | 20,918 | 1,256 | 6.00 | 19,379 | 1,490 | 7.69 | 16,111 | 1,512 | 9.38 |
| Consumer | 905 | 69 | 7.62 | 1,236 | 105 | 8.50 | 1,337 | 108 | 8.08 |
| Total loans | 235,028 | 16,932 | 7.20 | 230,618 | 18,295 | 7.93 | 203,678 | 17,139 | 8.41 |
| Investment securities: | | | | | | | | | |
| U.S. Treasury and Government Agency obligations | 105,438 | 4,763 | 4.52 | 67,293 | 4,189 | 6.23 | 94,353 | 5,640 | 5.98 |
| Other bonds and equity securities | 57,228 | 2,275 | 3.98 | 76,789 | 4,237 | 5.52 | 61,421 | 4,039 | 6.58 |
| Mortgage-backed securities | 18,715 | 1,040 | 5.56 | 26,290 | 1,618 | 6.15 | 32,423 | 2,077 | 6.41 |
| Short-term investments | 8,351 | 128 | 1.53 | 10,236 | 453 | 4.43 | 2,334 | 142 | 6.08 |
| Total investment securities | 189,732 | 8,206 | 4.33 | 180,608 | 10,497 | 5.81 | 190,531 | 11,898 | 6.24 |
| Total interest earning assets | 424,760 | 25,138 | 5.92% | 411,226 | 28,792 | 7.00% | 394,209 | 29,037 | 7.37% |
| Allowance for loan losses | (4,131) | | | (3,864) | | | (3,491) | | |
| Cash and due from banks | 7,132 | | | 5,950 | | | 5,124 | | |
| Other real estate owned | 18 | | | 28 | | | 189 | | |
| Other assets | 11,841 | | | 13,432 | | | 15,338 | | |
| Total assets | $439,620 | | | $426,772 | | | $411,369 | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Regular savings accounts | $ 45,102 | $ 389 | 0.86% | $ 40,938 | $ 720 | 1.76% | $ 39,045 | $ 770 | 1.97% |
| NOW and Super NOW accounts | 33,596 | 86 | 0.26 | 31,187 | 155 | 0.50 | 27,084 | 142 | 0.52 |
| Money market accounts | 59,011 | 1,097 | 1.86 | 54,266 | 1,664 | 3.07 | 48,199 | 1,935 | 4.01 |
| Certificates of deposit | 123,673 | 4,232 | 3.42 | 136,952 | 7,390 | 5.40 | 130,976 | 7,083 | 5.41 |
| Total interest bearing deposits | 261,382 | 5,804 | 2.22 | 263,343 | 9,929 | 3.77 | 245,304 | 9,930 | 4.05 |
| Borrowed funds | 107,001 | 5,761 | 5.38 | 95,089 | 5,682 | 5.98 | 101,913 | 6,428 | 6.31 |
| Total interest bearing liabilities | 368,383 | 11,565 | 3.14% | 358,432 | 15,611 | 4.36 | 347,217 | 16,358 | 4.71% |
| Non-interest bearing deposits | 13,515 | | | 12,015 | | | 9,877 | | |
| Other liabilities | 3,488 | | | 3,469 | | | 4,672 | | |
| Total liabilities | 385,386 | | | 373,916 | | | 361,766 | | |
| Stockholders' equity | 54,234 | | | 52,856 | | | 49,603 | | |
| Total liabilities and stockholders' equity | $439,620 | | | $426,772 | | | $411,369 | | |
| Net interest rate spread | | | 2.78% | | | 2.64% | | | 2.66% |
| Net interest income | | $ 13,573 | | | $ 13,181 | | | $ 12,679 | |
| Net interest margin on average earning assets | | | 3.20% | | | 3.21% | | | 3.22% |

## RATE-VOLUME ANALYSIS

The effect on net interest income of changes in interest rates and in the amounts of interest earning assets and interest bearing liabilities is shown in the following table. Information is provided on changes for the years indicated and is attributable to (i) changes in volume (change in average balance multiplied by prior year rate), (ii) changes in interest rate (change in rate multiplied by prior year average balance) and (iii) the combined effects of changes in interest rates and volume (change in rate multiplied by change in average balance).

| | 2002 vs. 2001 | | | | 2001 vs. 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| *(In Thousands)* | Total Change | Volume | Rate | Rate/ Volume | Total Change | Volume | Rate | Rate/ Volume |
| INTEREST INCOME: | | | | | | | | |
| Loans: | | | | | | | | |
| Residential real estate | $(1,275) | $ (789) | $ (546) | $ 60 | $ 248 | $ 404 | $(147) | $ (9) |
| Commercial real estate | 182 | 1,202 | (906) | (114) | 933 | 1,692 | (635) | (124) |
| Commercial business | (234) | 118 | (326) | (26) | (22) | 307 | (273) | (56) |
| Consumer | (36) | (28) | (11) | 3 | (3) | (8) | 6 | (1) |
| Total loans | (1,363) | 503 | (1,789) | (77) | 1,156 | 2,395 | (1,049) | (190) |
| Investment securities: | | | | | | | | |
| U.S. Treasury and Government Agency obligations | 574 | 2,375 | (1,149) | (652) | (1,451) | (1,618) | 233 | (66) |
| Other bonds and equity securities | (1,962) | (1,079) | (1,184) | 301 | 198 | 1,011 | (650) | (163) |
| Mortgage-backed securities | (578) | (466) | (157) | 45 | (459) | (393) | (82) | 16 |
| Short-term investments | (325) | (83) | (296) | 54 | 311 | 481 | (39) | (131) |
| Total investments | (2,291) | 747 | (2,786) | (252) | (1,401) | (519) | (538) | (344) |
| Total interest income | (3,654) | 1,250 | (4,575) | (329) | (245) | 1,876 | (1,587) | (534) |
| INTEREST EXPENSE: | | | | | | | | |
| Deposits: | | | | | | | | |
| Regular savings accounts | (331) | 73 | (367) | (37) | (50) | 37 | (83) | (4) |
| NOW and Super NOW accounts | (69) | 12 | (75) | (6) | 13 | 22 | (7) | (2) |
| Money market accounts | (567) | 145 | (655) | (57) | (271) | 244 | (457) | (58) |
| Certificates of deposit | (3,158) | (717) | (2,704) | 263 | 307 | 323 | (15) | (1) |
| Total interest bearing deposits | (4,125) | (487) | (3,801) | 163 | (1) | 626 | (562) | (65) |
| Borrowed funds | 79 | 712 | (562) | (71) | (746) | (430) | (338) | 22 |
| Total interest expense | (4,046) | 225 | (4,363) | 92 | (747) | 196 | (900) | (43) |
| Net interest income | $ 392 | $ 1,025 | $ (212) | $ (421) | $ 502 | $1,680 | $(687) | $(491) |

## NET INTEREST INCOME

Net interest income is the difference between the interest income earned on earning assets and the interest expense paid on interest bearing liabilities. Interest income and interest expense are affected by changes in earning assets and interest bearing liability balances in addition to changes in interest rates.

The Company's net interest income was $13.6 million in 2002, $13.2 million in 2001 and $12.7 million in 2000. Interest income from earning assets was $25.1 million, $28.8 million and $29.0 million in 2002, 2001 and 2000, respectively. The decrease in interest income during 2002 compared to 2001 was due to a decrease in rates earned on investment securities and loans coupled with the acceleration of the amortization of premiums associated with collateralized mortgage obligations in the amount of $243 thousand due to the current low interest rate environment of mortgage loans which has decreased the duration of these investment securities. The increase in interest income during 2001 versus 2000 resulted from loan growth funded by an increase in deposits, partially offset by an overall decrease in rates.

Interest expense on interest bearing deposits was $5.8 million in 2002 compared to $9.9 million in both 2001 and 2000. Average deposit balances decreased in 2002 from 2001. The primary decrease was in certificates of deposit. Although there were increases in all other deposit categories, interest expense decreased due to a decrease in rates paid on all deposit categories. Average deposit balances increased in 2001 from 2000 with the largest increase in the money market category in both years; however, interest expense on total deposits remained flat resulting from a decrease in the rate paid on that deposit category in 2001. Average rates paid on money market accounts decreased to 1.86% in 2002 from 3.07% in 2001 which resulted in $567 thousand net decrease in interest expense. Average rates paid on certificates of deposit decreased to 3.42% during 2002 from 5.40% in 2001 resonating from a net decrease of $3.2 million in interest expense during 2002. Average rates paid on certificates of deposit remained stable at 5.40% in 2001 and 5.41% in 2000; however, average balances of certificates of deposit increased $6.0 million in 2001 causing interest expense to also rise $307 thousand in total. Interest expense on borrowed funds remained stable at $5.8 million in 2002 and $5.7 million in 2001 compared to an increase to $6.4 million in 2000. The increase in interest expense in 2002 resulted from an increase in average balances partially offset by a decrease in rates paid. The decrease in interest expense of $746 thousand in 2001 resulted from a decrease in average balances coupled with a decrease in the rates paid. Interest expense on total interest bearing liabilities totaled $11.6 million, $15.6 million and $16.4 million during 2002, 2001 and 2000, respectively.

The average yield on earning assets in 2002 was down 108 basis points at 5.92% and was down 37 basis points at 7.00% in 2001 from 7.37% in 2000. The average rate paid on interest bearing liabilities in 2002 was 3.14%, a decrease of 122 basis points and in 2001 was 4.36%, a decrease of 35 basis points from 4.71% in 2000. The net interest rate spread in 2002 was 2.78% up 14 basis points from 2.64% and 2.66% in 2001 and 2000, respectively. The decrease in 2001 was due to interest rates on earning assets falling before interest rates on earning liabilities.

PROVISION FOR LOAN LOSSES

There was no provision for loan losses in 2002 due to the low level of risk assets and minimal delinquent loans. The provision for loan losses was a charge of $175 thousand in 2001 and $250 thousand in 2000.

NON-INTEREST INCOME

Non-interest income increased 4.7% and totaled $1.5 million versus $1.4 million and $1.1 million for the years ended 2001 and 2000, respectively. This increase in 2002 was due to gains on the sale of mortgage loans of $529 thousand compared to $249 thousand in 2001. Deposit fees and other income both increased during 2002 to $665 thousand and $444 thousand, respectively, from $594 thousand and $390 thousand, respectively in 2001. Partially offsetting these increases in 2002 were decreases in both loan servicing fees by $300 thousand and gains on sale of investment securities by $38 thousand. The primary decrease in loan servicing fees is due to the decline in fair value of mortgage servicing rights which is recognized by a charge to loan servicing fees of $302 thousand. See Note 4 in the Consolidated Financial Statements on Mortgage Servicing Rights (MSR's).

The increase in 2001 was attributable to net gains of $249 thousand on the sale of mortgage loans compared to net gains of $47 thousand in 2000. Net gains on sales of investments available for sale amounted to $38 thousand in 2001 compared to net losses of $41 thousand in 2000. Increases in deposit account fees were offset by a reduction in loan servicing fees during 2001.

NON-INTEREST EXPENSE

Non-interest expense increased to $10.2 million in 2002 from $9.1 million in 2001 versus $8.4 million in 2000. The increase in 2002 was primarily due to an increase in salaries and employee benefits of $742 thousand and an increase of $135 thousand in professional expenses which include legal expenses relating to collection efforts.

The increase in 2001 is mainly attributable to an increase in professional fees associated with the formation of the holding company. The decrease in 2000 resulted from lower legal fees incurred during 2000. Professional fees, which include legal expenses, totaled $671 thousand in 2001, $496 thousand in 2000.

Salaries and employee benefits expense totaled $6.0 million in 2002, $5.3 million in 2001 and $5.0 million in 2000. Full-time equivalent employees were 105 at December 31, 2002, 102 at December 31, 2001 and 100 at December 31, 2000. Increases in normal merit raises and an increase of $358 thousand in pension expense associated with the employees defined benefit pension plan accounted for the increase in 2002. Increases in normal merit raises offset by reduced pension expense associated with the employees defined benefit pension plan accounted for the increase between 2001 and 2000. The Company continually evaluates staffing levels in order to control salaries and employee benefits while managing business volumes.

Data processing expenses increased to $749 thousand during 2002 compared to $705 thousand during 2001 and up from $590 thousand in 2000. This includes the Company's service contract to provide on-line deposit accounting, loan accounting and item processing services. This contract is effective through November 12, 2003. Occupancy and equipment expenses decreased to $790 thousand in 2002 and increased to $872 thousand in 2001 from $763 thousand in 2000. Insurance expenses totaled $153 thousand, $146 thousand and $139 thousand in 2002, 2001 and 2000, respectively, and other expenses increased to $1.7 million in 2002 from $1.4 million in both 2001 and 2000, respectively.

## Income Taxes

The Company reported income tax expense of $1.8 million in 2002, $2.0 million in 2001 and $854 thousand in 2000. The increase in the provision for taxes was due to a favorable outcome of an income tax matter that led to a lower effective income tax rate for the year 2000. The effective income tax rate for the year 2002 was 36.9% compared to 36.8% in 2001 and 16.5% in 2000. There is a slight increase in the effective income tax rate in 2001 as compared to 1999 partially due to organization costs attributable to the establishment of the holding company, which are not tax effected.

The Company's deferred tax asset was $3.7 million at December 31, 2002 compared to $5.7 million at December 31, 2001. The deferred tax asset was recognized in prior years due to the Company's sustained earnings for the past several years and management's expectations of future earnings. Factors supporting the recognition of the deferred tax asset include increased asset quality, higher capital levels, economic conditions and the low level of non-performing assets. For the past three years, the deferred tax asset has been declining as the Company recognizes deferred income tax expense. See Note 8 to the financial statements for further information regarding income taxes.

## Liquidity

Managing liquidity involves planning to meet anticipated funding needs at a reasonable cost, as well as contingency plans to meet unanticipated funding needs or a loss of funding sources. The following factors are considered in managing liquidity; marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Company's primary source of funds is dividends from its Bank subsidiary. The Bank's loans and investments are primarily funded by deposits, Federal Home Loan Bank advances, securities sold under agreements to repurchase and stockholders' equity.

The investment portfolio is one of the primary sources of liquidity for the Bank. Maturities of securities provide a flow of funds which are available for cash needs such as loan originations and net deposit outflows. In addition, the investment portfolio consists of high quality, and, therefore, readily marketable, U.S. Treasury and Government Agency obligations. At December 31, 2002, the Bank's investment securities and mortgage-backed securities available for sale totaled $53.1 million which is available to meet the Bank's liquidity needs.

Loan maturities and amortization as well as deposit growth provide for a constant flow of funds. In addition, the Bank has two overnight lines of credit totaling $11.8 million to meet short-term liquidity needs. The Bank did not utilize these overnight lines at December 31, 2002 and had the full $11.8 million available.

The liquidity position of the Company is managed by the Asset/Liability Management Committee ("ALCO"). The duties of ALCO are to periodically review the Company's level of liquidity under prescribed policies and procedures. It is the responsibility of ALCO to report to the Board of Directors on a regular basis the Company's liquidity position as it relates to these policies and procedures. At December 31, 2002, the Company's liquidity position was above policy guidelines. Management believes that the Bank has adequate liquidity to meet current and future liquidity demands.

## Contractual Obligations and Commitments

The company enters info off-balance sheet contractual obligations and commitments in the normal course of business. The Company has contractual obligations such as payments on FHLB advances, operating lease obligations and customer repurchase agreements. The Company has commitments in the form of financial instruments that are for loan originations, lines of credit, letters of credit and to sell mortgage loans. These commitments have various expiration dates. The following table summarizes the expiration dates if these commitments at December 31, 2002.

| | | Payments Due – By Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than One Year | One to Three Years | Four to Five Years | After Five Years |
| *(In Thousands)* | | | | | |
| FHLB Advances | $ 94,237 | $ 15,275 | $ 26,000 | $ 20,000 | $ 32,962 |
| Lease Obligations | 472 | 112 | 180 | 180 | - |
| Customer Repurchase Agreements | 3,950 | 3,950 | - | - | - |
| Total Contractual Cash Obligations | $ 98,659 | $ 19,337 | $ 26,180 | $ 20,180 | $ 32,962 |

| Commitments *(In Thousands)* | Total | Amount of Commitment Expiring – By Period Less than One Year | One to Three Years | Four to Five Years | After Five Years |
|---|---|---|---|---|---|
| Loan Originations | $ 25,103 | $ 25,103 | $ - | $ - | $ - |
| Lines of Credit | 37,877 | 27,037 | 4,737 | 3,881 | 2,222 |
| Letters of Credit | 1,120 | 1,120 | - | - | - |
| Sell mortgage Loans | 5,349 | 5,349 | - | - | - |
| Total commitments | $ 69,449 | $ 58,609 | $ 4,737 | $ 3,881 | $ 2,222 |

The Corporation has no off-balance sheet arrangements except those discussed in the commitment table in the Liquidity section or Note 12 of the Consolidated Financial Statements.

### CAPITAL ADEQUACY

The Company and the Bank are required to maintain a leverage capital ratio of 5% and risk-based capital ratios of at least 10% in order to be categorized as "well capitalized" in accordance with definitions in regulatory guidelines promulgated by the FDIC and FRB. At December 31, 2002 and 2001, the Company's and the Bank's leverage and risk-based capital ratios exceeded the required levels for the category of "well-capitalized" as defined by their regulatory agencies. The Company and the Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause its stockholders' equity to be reduced below applicable capital requirements or if such declaration and payments would otherwise violate regulatory requirements. See note 9 to the financial statements for further information regarding capital adequacy.

On July 25, 2002, the Board of Directors of the Company adopted a stock repurchase program (the "Repurchase Program") authorizing the Company to repurchase up to five percent of its common stock outstanding as of June 30, 2002 for cash. As of December 31, 2002 the number of shares repurchased and included as Treasury Stock was 136,500, which had an average purchase price of $12.72. The Company's book value per share was $12.71 at December 31, 2002. The Company was able to purchase shares of Treasury Stock at a price close to book value, which had a minimal impact in the calculation of book value at December 31, 2002. The book value per share increased from $12.35 at December 31, 2001 due to net income of $3.1 million, unrealized gains on securities available for sale of $490 thousand and exercise of stock options of $33 thousand.

### ASSET/LIABILITY MANAGEMENT

Managing interest rate risk is fundamental to banking. The Company has continued to manage its liquidity, capital, and GAP position so as to control its exposure to interest rate risk.

As of December 31, 2002, the Company had interest rate sensitive assets which repriced or matured within one year of $228.0 million and interest rate sensitive liabilities which repriced or matured within one year of $173.5 million. As of December 31, 2001, the Company had interest rate sensitive assets which matured or repriced within one year of $179.0 million and interest rate sensitive liabilities which repriced or matured within one year of $174.1 million.

### INTEREST RATE SENSITIVITY

The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve a stable and rising flow of net interest income. The Asset/Liability Committee ("ALCO") using policies approved by the Board of Directors, is responsible for managing the Bank's rate sensitivity position.

The asset/liability management policy establishes guidelines for acceptable exposure to interest rate risk, liquidity, and capital. The objective of ALCO is to manage earning assets and liabilities to produce results which are consistent with the Company's policy for net interest income, liquidity and capital and identify acceptable levels of growth, risk and profitability. ALCO establishes and monitors origination and pricing strategies consistent with ALCO policy. ALCO meets regularly to review the current economic environment, income simulation model and GAP analysis and implements appropriate changes in strategy that will manage the Company's exposure to interest rate risk, liquidity and capital.

ALCO manages the Company's interest rate risk using both income simulation and GAP analysis. Income simulation is used to quantify interest rate risk inherent in the Company's consolidated balance sheet by showing the effect of a change in net interest income over a 24 month period. The income simulation model uses parallel interest rate shocks of up and down 100 or 200 basis points (bp) for earning assets and liabilities in the first year of the model. Interest rates are not shocked in the second year of the model. The composition of the Company's consolidated balance sheet at December 31, 2002 remains relatively well matched over the 24 month horizon with a slight bias towards asset sensitivity in the first year. The simulation takes into account the dates for repricing, maturing, prepaying and call options assumptions of various financial categories which may vary under different interest rate scenarios. Prepayment speeds are estimates for the loans and are adjusted according to the degree of rate changes. Call options and prepayment speeds for investment securities are estimates using industry standards for pricing and prepayment assumptions. The assumptions of financial instrument categories are reviewed before each simulation by ALCO in light of current economic trends. As of December 31, 2002, the income simulation model indicated some negative exposure of net interest income to declining interest rates to a degree that remains within tolerance levels established by the Company's policy. The interest rate scenario used does not necessarily reflect ALCO's view of the "most likely" change in interest rates over the model's period. Furthermore, the model assumes a static consolidated balance sheet. These results do not reflect the anticipated future net interest income of the Company for the same periods.

The following table summarizes the net interest income for the 24 month period of the Company's consolidated balance sheet for earning assets and liabilities for the years ended December 31;

Net Interest Income Simulation Model Results:

| | | Interest Rate Shock | |
|---|---|---|---|
| 2002 | Flat Rates | Down 100 bp | Up 200 bp |
| *(Dollars in Thousands)* | | | |
| Year One | $ 13,501 | $13,227 | $ 14,190 |
| Year Two | 12,953 | 12,236 | 14,141 |
| Total net interest income for 2 year period | $ 26,454 | $25,463 | $ 28,331 |

| | | Interest Rate Shock | |
|---|---|---|---|
| 2001 | Flat Rates | Down 200 bp | Up 200 bp |
| *(Dollars in Thousands)* | | | |
| Year One | $ 14,478 | $ 14,274 | $ 14,858 |
| Year Two | 14,648 | 13,103 | 15,862 |
| Total net interest income for 2 year period | $ 29,126 | $ 27,377 | $ 30,720 |

The income simulation model reflects negative exposure to net interest income in a declining interest rate environment from 100 to 200 bp, which would result from shorter asset lives due to prepayment or refinancing of assets. Margins would narrow as deposits and borrowings are slower to reprice to lower interest rates. The Company's primary measure of interest rate risk is GAP analysis. GAP measurement attempts to analyze any mismatches in the timing of interest rate repricing between assets and liabilities. It identifies those balance sheet sensitivity areas which are vulnerable to unfavorable interest rate movements. As a tool of asset/liability management, the GAP position is compared with potential changes in interest rate levels in an attempt to measure the favorable and unfavorable effect such changes would have on net interest income. For example, when the GAP is positive, (i.e., assets reprice faster than liabilities) a rise in interest rates will increase net interest income; and, conversely, if the GAP is negative, a rise in interest rates will decrease net interest income. The accuracy of this measure is limited by unpredictable loan prepayments and the lags in the interest rate indices used for repricing variable rate loans or investment securities.

The Company's one-year cumulative GAP to total assets increased from 1% at December, 2001, to 12% at December, 2002. The table below shows the interest rate sensitivity gap position as of December 31, 2002. The table excludes non-performing loans and assumes that all deposits except savings and NOWs will be withdrawn within the legal time period for withdrawal. This withdrawal of deposit assumption is not likely to occur.

***Rate Sensitivity GAP Position***

| | Position/Volume | | | | | |
|---|---|---|---|---|---|---|
| *Time interval from December 31, 2002* | 0-3 Mo. | 4-6 Mo. | 7-12 Mo. | 13-36 Mo. | 37-60 Mo. | +60 Mo. |
| *(Dollars in Thousands)* | | | | | | |
| EARNING ASSETS: | | | | | | |
| Investment securities held to maturity | $ 40,158 | $ 12,333 | $ 20,999 | $ 37,906 | $ 1,603 | $ 326 |
| Investments securities available for sale | 3,461 | 8,199 | 9,741 | 29,486 | 1,000 | 1,029 |
| Federal Home Loan Bank Stock and other earning assets | 16,524 | – | – | – | – | 168 |
| Fixed rate mortgages loans | 5,693 | 2,851 | 5,084 | 13,835 | 7,086 | 7,529 |
| Adjustable rate mortgages loans | 7,186 | 2,435 | 5,643 | 10,715 | 5,604 | 548 |
| Consumer loans | 410 | 104 | 126 | 14 | – | – |
| Fixed rate commercial real estate loans | 917 | 831 | 1,789 | 3,487 | 3,660 | 5,968 |
| Adjustable rate commercial real estate loans | 17,655 | 5,500 | 13,507 | 37,484 | 21,947 | – |
| Construction loans | 18,415 | 2,114 | 33 | 142 | 162 | 2,636 |
| Fixed rate commercial business loans | 597 | 510 | 921 | 1,851 | 287 | 10 |
| Adjustable rate commercial business loans | 24,129 | 39 | 80 | 3,593 | – | – |
| Total earning assets | 135,145 | 34,916 | 57,923 | 138,513 | 41,349 | 18,214 |
| INTEREST BEARING LIABILITIES: | | | | | | |
| Savings and escrow accounts | – | – | – | – | – | 45,357 |
| NOW and Super Now accounts | – | – | – | – | – | 35,568 |
| Money market accounts | 64,653 | – | – | – | – | – |
| Certificates of deposit and retirement accounts | 27,204 | 18,205 | 44,000 | 21,500 | 9,314 | – |
| FHLB advances and other borrowed funds | 4,026 | 7,077 | 8,317 | 29,833 | 20,486 | 31,852 |
| Total interest bearing liabilities | 95,883 | 25,282 | 52,317 | 51,333 | 29,800 | 112,777 |
| Interest Sensitivity Gap | $ 39,262 | $ 9,634 | $ 5,606 | $ 87,180 | $ 11,549 | $ (94,563) |
| Cumulative GAP | $ 39,262 | $ 48,896 | $ 54,502 | $ 141,682 | $ 153,231 | $ 58,668 |
| Cumulative GAP as a percent of total assets | 9% | 11% | 12% | 32% | 35% | 13% |

RECENT ACCOUNTING DEVELOPMENTS

In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002 with no impact to the financial condition or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure*. SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into standby letters of credit to assure performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. In the event the customer fails to meet its contractual obligation to the beneficiary, the Company is required to make payments to the beneficiary upon request by the beneficiary so long as all performance criteria have been met. Most letters of credit extend up to one year. At December 31, 2002, the Company had letters of credit with potential amounts of future payments aggregating $1,120,000. The Company requires that all such letters of credit be secured by acceptable collateral. The majority of the Company's letters of credit are collateralized by cash. Other collateral can be pledged based upon management's credit evaluation of the customer which may include accounts receivable, inventory, property, plant and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to liquidate the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan for the customer with the same criteria of its other lending activities. The fair value of letters of credit and other off-balance sheet financial instruments are discussed in Note 13 to the Consolidated Financial Statements. The fair value of these instruments is not reflected on the balance sheet.

### Impact of Inflation and Changing Prices

The Company's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of the Company are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

Various information shown elsewhere in this Annual Report will assist in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distributions, the compositions of the loan and security portfolios and the data on the interest rate sensitivity of loans and deposits should be considered.

# REPORT OF MANAGEMENT RESPONSIBILITY

The management of LSB Corporation (the "Corporation" or the "Company") is responsible for the preparation and integrity of the financial statements and other financial information contained in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry and, accordingly, include amounts based on management's best estimates and judgments.

Management has established and is responsible for maintaining internal accounting controls designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets, and the prevention and detection of irregularities. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived. The internal accounting control system is augmented by written policies and guidelines, careful selection and training of qualified personnel, a written program of internal audits, appropriate review by management, and a written code of professional conduct for directors and officers.

The Corporation's Board of Directors has an Audit Committee composed solely of independent directors. The Committee meets periodically with management, the internal auditors and KPMG LLP ("KPMG") to review the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to the Company's financial statements. Both the independent and internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Committee.

Management recognizes that there are inherent limitations in the effectiveness of any internal control system. However, management believes that as of December 31, 2002 the Company's internal accounting controls provide reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

The independent auditors, KPMG, are recommended to the Board of Directors by the Audit Committee, appointed by the Board of Directors, and ratified by the stockholders. KPMG's audits include reviews and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their report. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG appears on the next page.

Paul A. Miller
President and
Chief Executive Officer

John E. Sharland
Senior Vice President and
Chief Financial Officer

December 31, 2002

# INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
LSB CORPORATION:

We have audited the accompanying consolidated balance sheets of LSB Corporation and its subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Corporation and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
January 18, 2003

# Consolidated Balance Sheets

| *December 31,* *(In Thousands)* | 2002 | 2001 |
|---|---|---|
| ASSETS: | | |
| Cash and due from banks | $ 7,136 | $ 7,457 |
| Fed funds sold | 9,633 | 5,705 |
| Total cash and cash equivalents | 16,769 | 13,162 |
| Investment securities held to maturity market value of $116,321 in 2002 and $137,886 in 2001 (notes 2 and 7) | 113,325 | 135,002 |
| Investment securities available for sale amortized cost of $52,055 in 2002 and $38,480 in 2001 (notes 2 and 7) | 53,084 | 38,766 |
| Federal Home Loan Bank stock, at cost (note 3) | 5,950 | 5,950 |
| Loans, net of allowance for loan losses of $4,167 in 2002 and $4,070 in 2001 (notes 4 and 7) | 238,960 | 232,327 |
| Bank premises and equipment (note 5) | 3,050 | 3,167 |
| Accrued interest receivable | 2,459 | 2,604 |
| Other real estate owned | 12 | 22 |
| Deferred income tax asset (note 8) | 3,686 | 5,737 |
| Other assets | 1,839 | 1,530 |
| Total assets | $ 439,134 | $ 438,267 |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | |
| Liabilities: | | |
| Interest bearing deposits (note 6) | $ 265,283 | $ 255,046 |
| Non-interest bearing deposits (note 6) | 14,182 | 13,404 |
| Federal Home Loan Bank advances (note 7) | 94,237 | 102,992 |
| Other borrowed funds (note 7) | 7,354 | 8,107 |
| Advance payments by borrowers for taxes and insurance | 518 | 573 |
| Other liabilities | 3,501 | 4,053 |
| Total liabilities | 385,075 | 384,175 |
| Commitments and contingencies (notes 5, 11 and 12): | | |
| Stockholders' equity (notes 9 and 10): | | |
| Preferred stock, $.10 par value; 5,000,000 shares authorized, none issued | – | – |
| Common stock, $.10 par value; 20,000,000 shares authorized; 4,389,705 and 4,379,550 shares issued in 2002 and 2001, respectively, 4,253,205 and 4,379,550 shares outstanding in 2002 and 2001, respectively | 439 | 438 |
| Additional paid-in capital | 57,845 | 57,813 |
| Accumulated deficit | (3,168) | (4,348) |
| Treasury stock, at cost (136,500 shares in 2002) | (1,736) | – |
| Accumulated other comprehensive income | 679 | 189 |
| Total stockholders' equity | 54,059 | 54,092 |
| Total liabilities and stockholders' equity | $ 439,134 | $ 438,267 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Operations

| *Year Ended December 31,* *(In Thousands, Except Share Data)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Loans | $ 16,932 | $ 18,295 | $ 17,139 |
| Investment securities held to maturity | 6,056 | 8,166 | 8,089 |
| Investment securities available for sale | 1,817 | 1,514 | 3,202 |
| Federal Home Loan Bank stock | 205 | 364 | 454 |
| Other interest income | 128 | 453 | 153 |
| Total interest and dividend income | 25,138 | 28,792 | 29,037 |
| Interest expense: | | | |
| Deposits (note 6) | 5,804 | 9,929 | 9,930 |
| Borrowed funds | 5,458 | 5,278 | 4,525 |
| Securities sold under agreements to repurchase and other borrowed funds | 303 | 404 | 1,903 |
| Total interest expense | 11,565 | 15,611 | 16,358 |
| Net interest income | 13,573 | 13,181 | 12,679 |
| Provision for loan losses (note 4) | - | 175 | 250 |
| Net interest income after provision for loan losses | 13,573 | 13,006 | 12,429 |
| Non-interest income: | | | |
| Deposit account fees | 665 | 594 | 500 |
| Loan servicing fees, net | (145) | 155 | 281 |
| Gains on sales of mortgage loans, net | 529 | 249 | 47 |
| Gains (losses) on sale of investment securities | - | 38 | (41) |
| Other income | 444 | 390 | 337 |
| Total non-interest income | 1,493 | 1,426 | 1,124 |
| Non-interest expense: | | | |
| Salaries and employee benefits | 6,006 | 5,264 | 5,033 |
| Occupancy and equipment expenses | 790 | 872 | 763 |
| Data processing expenses | 749 | 705 | 590 |
| Professional expenses | 806 | 671 | 496 |
| Insurance expenses | 153 | 146 | 139 |
| Other expenses | 1,651 | 1,464 | 1,355 |
| Total non-interest expense | 10,155 | 9,122 | 8,376 |
| Income before income taxes | 4,911 | 5,310 | 5,177 |
| Income tax expense (note 8) | 1,811 | 1,953 | 854 |
| Net income | $ 3,100 | $ 3,357 | $ 4,323 |
| Average shares outstanding | 4,348,085 | 4,374,195 | 4,360,415 |
| Average diluted shares outstanding | 4,518,649 | 4,535,305 | 4,434,645 |
| Basic earnings per share | $ 0.71 | $ 0.77 | $ 0.99 |
| Diluted earnings per share | $ 0.69 | $ 0.74 | $ 0.97 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| *(In Thousands)* | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 1999 | $ 436 | $ 57,668 | $ (9,145) | $ – | $ (551) | $ 48,408 |
| Net income | – | – | 4,323 | – | – | 4,323 |
| Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $346) | – | – | – | – | 673 | 673 |
| Total comprehensive income | | | | | | 4,996 |
| Exercise of stock options | – | 43 | – | – | – | 43 |
| Dividends declared and paid ($0.26 per share) | – | – | (1,134) | – | – | (1,134) |
| Balance at December 31, 2000 | 436 | 57,711 | (5,956) | – | 122 | 52,313 |
| Net income | – | – | 3,357 | – | – | 3,357 |
| Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $34) | – | – | – | – | 67 | 67 |
| Total comprehensive income | – | – | – | – | | 3,424 |
| Exercise of stock options | 2 | 102 | – | – | – | 104 |
| Dividends declared and paid ($0.40 per share) | – | – | (1,749) | – | – | (1,749) |
| Balance at December 31, 2001 | 438 | 57,813 | (4,348) | – | 189 | 54,092 |
| Net income | – | – | 3,100 | – | – | 3,100 |
| Other comprehensive income unrealized gain (loss) on securities available for sale (tax effect $253) | – | – | – | – | 490 | 490 |
| Total comprehensive income | – | – | – | – | | 3,590 |
| Exercise of stock options | 1 | 32 | – | – | – | 33 |
| Purchase of treasury stock | – | – | – | (1,736) | – | (1,736) |
| Dividends declared and paid ($0. 44 per share) | – | – | (1,920) | – | – | (1,920) |
| Balance at December 31, 2002 | $ 439 | $ 57,845 | $ (3,168) | $ (1,736) | $ 679 | $ 54,059 |

| **Disclosure of reclassification amount:** *(In Thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Gross unrealized appreciation arising during the period | $ 743 | $ 124 | $ 980 |
| Tax effect | (253) | (42) | (333) |
| Unrealized holding appreciation net of tax | 490 | 82 | 647 |
| Less: reclassification adjustment for gains (losses) included in net income | – | 22 | $ (41) |
| Tax effect | – | (7) | 15 |
| Unrealized appreciation on securities, net of reclassification | $ 490 | $ 67 | 673 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flows

| *Year Ended December 31,* *(In Thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 3,100 | $ 3,357 | $ 4,323 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Provision for loan losses | – | 175 | 250 |
| Gains on sales of mortgage loans and mortgage-backed securities | (529) | (249) | (47) |
| (Gains) losses on investment securities available for sale | – | (22) | 41 |
| Gains on calls of investment securities held to maturity | – | (29) | – |
| Gains on sale of OREO | – | – | (39) |
| Net amortization (accretion) of investment securities | 1,426 | (37) | 314 |
| Depreciation of premises and equipment and other assets | 454 | 484 | 448 |
| Loans originated for sale | (35,415) | (25,301) | (2,485) |
| Proceeds from sales of mortgage loans and mortgage-backed securities | 37,521 | 21,394 | 2,532 |
| Decrease (increase) in accrued interest receivable | 145 | 365 | (148) |
| Decrease in deferred income tax asset | 1,798 | 1,742 | 1,999 |
| (Increase) decrease in other assets | (309) | 55 | 18 |
| (Decrease) increase in advance payments by borrowers | (55) | 60 | (137) |
| (Decrease) increase in other liabilities | (552) | 498 | (1,352) |
| Net cash provided by operating activities | 7,584 | 2,492 | 5,717 |
| Cash flows from investing activities: | | | |
| Proceeds from maturities of investment securities available for sale | 5,493 | 6,532 | – |
| Proceeds from maturities of investment securities held to maturity | 337,318 | 642,579 | 8,611 |
| *Purchases of investment securities held to maturity* | (351,927) | (678,882) | (16,430) |
| Purchases of investment securities available for sale | (31,194) | (26,037) | – |
| Purchases of mortgage-backed securities held to maturity | (2,967) | (4,335) | – |
| Proceeds from sales of investment securities available for sale | – | 6,119 | 21,899 |
| Principal payments of securities held to maturity | 38,283 | 23,557 | 10,748 |
| Principal payments of securities available for sale | 11,670 | 7,765 | 2,775 |
| Purchase of other equity securities | – | (46) | – |
| Increase in loans, net | (8,210) | (9,986) | (23,893) |
| Proceeds from sales or payments on OREO | 10 | 10 | 526 |
| Purchases of Bank premises and equipment | (337) | (314) | (448) |
| Net cash (used in) provided by investing activities | (1,861) | (33,038) | 3,788 |
| Cash flows from financing activities: | | | |
| Net increase (decrease) in deposits | 11,015 | (2,098) | 24,508 |
| Additions to Federal Home Loan Bank advances | 11,000 | 48,120 | 695,950 |
| Payments on Federal Home Loan Bank advances | (19,755) | (27,411) | (683,163) |
| Net (decrease) increase in agreements to repurchase securities | (270) | 4,220 | – |
| (Decrease) increase in other borrowed funds | (483) | 9 | (30,793) |
| Dividends paid | (1,920) | (1,749) | (1,134) |
| Treasury stock purchased | (1,736) | – | – |
| Proceeds from exercise of stock options | 33 | 104 | 43 |
| Net cash (used in) provided by financing activities | (2,116) | 21,195 | 5,411 |
| Net increase (decrease) in cash and cash equivalents | 3,607 | (9,351) | 14,916 |
| Cash and cash equivalents, beginning of year | 13,162 | 22,513 | 7,597 |
| Cash and cash equivalents, end of year | $ 16,769 | $ 13,162 | $ 22,513 |
| Cash paid during the year for: | | | |
| Interest on deposits and borrowed funds | $ 11,632 | $ 15,603 | $ 16,098 |
| Income taxes | 271 | 188 | 179 |
| Cash received during the year for: | | | |
| Income taxes | 133 | – | – |
| Supplemental Schedule of non-cash activities: | | | |
| Change in valuation of investment securities available for sale | 743 | 99 | 1,019 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION – LSB Corporation (the "Corporation" or the "Company") is a Massachusetts corporation and the holding company of the wholly-owned subsidiary Lawrence Savings Bank (the "Bank") a state-chartered Massachusetts savings bank. The Corporation was organized by the Bank on July 1, 2001 to be a bank holding company and to acquire all of the capital stock of the Bank. The consolidated financial statements presented herein reflect the accounts of the Corporation and its predecessor, Lawrence Savings Bank. The Corporation is supervised by the Board of Governors of the Federal Reserve System ("FRB"), and it is also subject to the jurisdiction of the Massachusetts Division of Banks, while the Bank is subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC up to $100,000 per account, as defined by the FDIC, and the Depositors Insurance Fund, Inc. ("DIF") for customer deposit amounts in excess of $100,000. The consolidated financial statements include the accounts of LSB Corporation and its wholly-owned consolidated subsidiary, Lawrence Savings Bank, and its wholly-owned subsidiaries, Shawsheen Security Corporation, Shawsheen Security Corporation II, Pemberton Corporation, and Spruce Wood Realty Trust. All inter-company balances and transactions have been eliminated in consolidation. The Company has one reportable operating segment. Certain amounts in prior periods have been re-classified to conform to the current presentation.

The LSB Corporation's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, management is required to make estimates and assumptions that affect amounts reported in the balance sheets and statements of operations. Actual results could differ significantly from those estimates and judgments. Material estimates that are particularly susceptible to change relate to the allowance for loan losses, income taxes and mortgage servicing rights.

CASH AND CASH EQUIVALENTS – For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal Funds sold. Generally, Federal Funds are sold with overnight maturities.

INVESTMENT AND MORTGAGE-BACKED SECURITIES – Debt securities that the Company has the intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; debt, mortgage-backed and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" and reported at fair value, with unrealized gains and losses included in earnings; and debt, mortgage-backed and equity securities not classified as either held to maturity or trading are classified as "available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, net of estimated income taxes.

Premiums and discounts on investments and mortgage-backed securities are amortized or accreted into income by use of the interest method. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value and the amount of the write-down is included as a charge to earnings. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

EQUITY SECURITIES – Includes Northeast Retirement Services ("NRS") stock. NRS stock is closely held and not publicly traded and is carried at cost. Dividend income is recorded when dividends are declared.

INTEREST ON LOANS – Interest on loans is accrued as earned. Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. It is management's policy to discontinue the accrual of interest on a loan when there is a reasonable doubt as to its collectibility. Interest on loans 90 days or more contractually delinquent is generally excluded from interest income. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on loans that have been 90 days or more past due only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

LOAN FEES – Loan origination fees, net of direct loan acquisitions costs, are deferred and recognized over the contractual life of the loan as an adjustment of the loan's yield using a basis, which approximates the interest method. Amortization of loan fees is discontinued once a loan is designated as non-accrual status. When loans are sold or paid-off, the unamortized portion of net fees and costs is credited to income.

MORTGAGE BANKING ACTIVITIES – Loans held for sale are valued at the lower of their amortized cost or market value. The Bank, from time-to-time, enters into forward commitments to sell loans or mortgage-backed securities for the purpose of reducing interest rate risk associated with the origination of loans for sale. Gains or losses on sales of loans are recognized to the extent that the sale proceeds exceed or are less than the carrying amount of the loans. Gains and losses are determined using the specific identification method.

When loans are sold with servicing rights retained, the Bank allocates the carrying amount of the loans between the underlying asset sold and the rights retained, based on their relative fair values. The resulting mortgage servicing rights are amortized over the period of estimated net servicing income using a method which approximates the interest method. Actual prepayment experience is reviewed periodically. When actual prepayments exceed estimated prepayments, the balance of the mortgage servicing rights is adjusted accordingly. Periodically, the mortgage servicing rights are assessed for impairment based on the fair value of such rights using market prices.

TRANSFERS AND SERVICING OF ASSETS AND EXTINGUISHMENTS OF LIABILITIES – The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for the sale, the Company accounts for the transfer as a secured borrowing with a pledge of collateral.

ALLOWANCE FOR LOAN LOSSES – Losses on loans are provided for under the allowance method of accounting. The allowance is increased by provisions charged to operations on the basis of many factors including the risk characteristics of the portfolio, current economic conditions and trends in loan delinquencies and charge-offs. When management believes that the collection of a loan's principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans which have been previously charged off are credited to the allowance as received.

Management's methodology for assessing the appropriateness of the allowance consists of several key elements, which include a formula allowance, specific allowances for identified problem loans and an unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of such loans. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on the Bank's historical loss experience as well as regulatory guidelines.

Specific allowances are established in cases where management has identified significant conditions related to a credit such that management believes it probable that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance recognizes the model and estimation risk associated with the formula allowance and specific allowances as well as management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on judgments different from those of management.

Impaired loans are commercial, commercial real estate, and individually significant residential mortgage loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate.

PREMISES AND EQUIPMENT – Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter.

OTHER REAL ESTATE OWNED – Other real estate owned (OREO) is comprised of foreclosed properties where the Bank has formally received title or has possession of the collateral. Properties are carried at the lower of the investment in the related loan or the estimated fair value of the property or collateral less selling costs.

STOCK OPTIONS – The Corporation measures compensation cost for stock-based plans using the intrinsic value method. The intrinsic value method measures compensation cost, if any, as the fair market value of the Company's stock at the grant date over the exercise price. All options granted have an exercise price equivalent to the fair market value at the date of grant and, accordingly, no compensation cost has been recorded. If the fair value based method of accounting for stock options had been used, the Company's net income and earnings per share would have been reduced to the proforma amounts for the years ended December 31, and are presented in the table which follows:

| *(In Thousands except per share data)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Income: | | | |
| As Reported | $ 3,100 | $ 3,357 | $ 4,323 |
| Pro forma | 2,867 | 3,086 | 4,167 |
| Basic earnings per share: | | | |
| As Reported | $ 0.71 | $ 0.77 | $ 0.99 |
| Pro forma | 0.66 | 0.71 | 0.96 |
| Diluted earnings per share: | | | |
| As Reported | $ 0.69 | $ 0.74 | $ 0.97 |
| Pro forma | 0.63 | 0.68 | 0.94 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected volatility | - | 35.00% | - |
| Risk-free interest rate | - | 5.12% | - |
| Expected dividend yield | - | 3.37% | - |
| Expected life in years | - | 10 years | - |

PENSION EXPENSE – The Bank is a participant in a multiple employer defined benefit pension plan. Pension expense is recognized on a net periodic pension cost method over the employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

INCOME TAXES – Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax valuation allowances are established and based on management's judgment as to whether it is more likely than not that all or some portion of the future tax benefits of prior operating losses will be realized.

EARNINGS PER SHARE – Basic EPS is calculated based on the weighted average number of common shares outstanding during each period. Stock options outstanding, accounted for under the Treasury Stock Method, have a dilutive effect to the computation of diluted EPS.

RECENT ACCOUNTING DEVELOPMENTS

In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 provides additional implementation guidance and supercedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* It is effective for financial statements issued for fiscal years beginning after December 15, 2001. Statement No. 144 was adopted on January 1, 2002 with no impact to the financial condition or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Company. The Company enters into standby letters of credit to assure performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. In the event the customer fails to meet its contractual obligation to the beneficiary, the Company is required to make payments to the beneficiary upon request by the beneficiary so long as all performance criteria have been met. Most letters of credit extend up to one year. At December 31, 2002, the Company had letters of credit with potential amounts of future payments aggregating $1,120,000. The Company requires that all such letters of credit be secured by acceptable collateral. The majority of the Company's letters of credit are collateralized by cash. Other collateral can be pledged based upon management's credit evaluation of the customer which may include accounts receivable, inventory, property, plant and equipment and income-producing real estate. The recourse provisions of the agreements allow the Company to liquidate the cash used to collateralize the agreement. If another business asset is used as collateral and cash is not available, the Company creates a loan for the customer with the same criteria of its other lending activities. The fair value of letters of credit and other off-balance sheet financial instruments are discussed in Note 13 to the Consolidated Financial Statements. The fair value of these instruments is not reflected on the balance sheet.

## (2) INVESTMENT SECURITIES

The amortized cost and market value of investment securities at December 31, follows:

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain | Unrealized Loss | Market Value | Amortized Cost | Unrealized Gain | Unrealized Loss | Market Value |
| *(In Thousands)* | | | | | | | | |
| Investment securities held to maturity: | | | | | | | | |
| US Treasury obligations | $ 6,002 | $ 58 | $ - | $ 6,060 | $ 6,022 | $ 244 | $ – | $ 6,266 |
| US Government | | | | | | | | |
| Agency obligations | 26,243 | 1,471 | - | 27,714 | 15,966 | 1,111 | – | 17,077 |
| Mortgage-backed securities | 13,440 | 407 | (7) | 13,840 | 16,633 | 310 | (8) | 16,935 |
| Asset-backed securities | 32,551 | 610 | (14) | 33,147 | 40,337 | 694 | (22) | 41,009 |
| Corporate obligations | 33,068 | 456 | (16) | 33,508 | 53,982 | 542 | – | 54,524 |
| Municipal obligations | 2,021 | 31 | - | 2,052 | 2,062 | 13 | – | 2,075 |
| | $ 113,325 | $ 3,033 | $ (37) | $ 116,321 | $135,002 | $ 2,914 | $ (30) | $ 137,886 |
| Investment securities available for sale: | | | | | | | | |
| US Government | | | | | | | | |
| Agency obligations | $ 31,078 | $ 742 | $ - | $ 31,820 | 20,126 | 37 | (37) | 20,126 |
| Mortgage-backed securities | 2,770 | 80 | - | 2,850 | 5,629 | 67 | (7) | 5,689 |
| Asset-backed securities | 12,074 | 14 | (9) | 12,079 | 8,077 | 20 | (8) | 8,089 |
| Corporate obligations | 3,965 | 212 | (10) | 4,167 | 4,480 | 217 | (3) | 4,694 |
| Municipal obligations | 2,000 | - | - | 2,000 | - | - | - | - |
| Equity securities | 168 | - | - | 168 | 168 | - | - | 168 |
| | $ 52,055 | $ 1,048 | $ (19) | $ 53,084 | $ 38,480 | $ 341 | $ (55) | $ 38,766 |

Proceeds from sales, realized gains and losses on investments available for sale for the years ended December 31, follow:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| *(In Thousands)* | | | |
| Proceeds from sales | $ - | $ 6,119 | $ 21,899 |
| Realized gains on sales | - | 38 | 52 |
| Realized losses on sales | - | - | (93) |

(2) INVESTMENT SECURITIES – (CONTINUED)

The following table is a summary of the contractual maturities of investment securities held to maturity and available for sale at December 31, 2002. These amounts exclude equity securities, which have no contractual maturities. Mortgage-backed securities consist of FHLMC, FNMA, and GNMA certificates. Mortgage-backed and asset-backed securities are shown at their final contractual maturity date but are expected to have shorter average lives.

| | Held to Maturity | | | Available for Sale | | |
|---|---|---|---|---|---|---|
| *December 31, 2002* | Amortized Cost | Market Value | Weighted Average Yield | Amortized Cost | Market Value | Weighted Average Yield |
| *(Dollars in Thousands)* | | | | | | |
| US Treasury & Agencies obligations: | | | | | | |
| Within 1 year | $ 9,002 | $ 9,104 | 5.89% | $ 10,025 | $10,155 | 3.18% |
| 1 to 2 years | 2,040 | 2,082 | 3.33 | 16,056 | 16,512 | 3.75 |
| 2 to 3 years | 14,958 | 16,177 | 6.28 | 4,997 | 5,153 | 3.90 |
| 3 to 5 years | 6,245 | 6,411 | 3.43 | – | - | – |
| | 32,245 | 33,774 | 5.43 | 31,078 | 31,820 | 3.59 |
| Mortgage-backed securities: | | | | | | |
| Within 1 year | 209 | 212 | 7.65 | – | – | – |
| 1 to 2 years | 2,211 | 2,282 | 6.04 | – | – | – |
| 2 to 3 years | 2,910 | 2,903 | 4.39 | 111 | 114 | 2.98 |
| 3 to 5 years | 576 | 618 | 7.06 | – | – | – |
| 5 to 10 years | 5,680 | 5,933 | 6.46 | – | – | – |
| After 10 years | 1,854 | 1,892 | 5.33 | 2,659 | 2,736 | 5.33 |
| | 13,440 | 13,840 | 5.83 | 2,770 | 2,850 | 5.24 |
| Asset-backed securities: | | | | | | |
| 3 to 5 years | 10,729 | 10,993 | 5.22 | – | – | – |
| 5 to 10 years | 12,647 | 12,875 | 5.33 | 7,277 | 7,269 | 4.43 |
| After 10 years | 9,175 | 9,279 | 5.79 | 4,797 | 4,810 | 5.44 |
| | 32,551 | 33,147 | 5.42 | 12,074 | 12,079 | 4.83 |
| Corporate obligations: | | | | | | |
| Within 1 year | 25,492 | 25,560 | 3.64 | – | – | – |
| 1 to 2 years | 5,098 | 5,266 | 5.81 | 2,965 | 3,177 | 7.34 |
| 2 to 3 years | 1,060 | 1,123 | 4.81 | – | – | – |
| 3 to 5 years | 1,418 | 1,559 | 7.71 | 1,000 | 990 | 2.68 |
| After 10 years | - | - | - | – | – | – |
| | 33,068 | 33,508 | 4.19 | 3,965 | 4,167 | 6.16 |
| Municipal obligations: | | | | | | |
| Within 1 year | 2,021 | 2,052 | 3.99 | 2,000 | 2,000 | 1.76 |
| | $ 113,325 | $ 116,321 | 5.09% | $ 51,887 | $52,916 | 4.09% |

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities and yields to differ from the contractual maturities summarized above. As of December 31, 2002, the Company had callable investment securities with an amortized cost of $9.2 million and a market value of $9.5 million in the held to maturity portfolio. There were no callable investment securities in the available for sale portfolio.

(3) FEDERAL HOME LOAN BANK STOCK

The Bank is required to own stock of the Federal Home Loan Bank of Boston ("FHLB"). The minimum investment is 5% of outstanding FHLB advances, or 1% of outstanding residential mortgages, whichever is largest. The Bank receives an amount equal to the par value of the stock when excess stock is redeemed.

## (4) LOANS

The components of the loan portfolio at December 31, follow:

| (In Thousands) | 2002 | 2001 |
|---|---|---|
| Residential real estate | $ 60,140 | $ 78,605 |
| Loans held for sale | 2,579 | 4,156 |
| Home equity | 11,490 | 13,393 |
| Construction | 23,502 | 20,593 |
| Commercial real estate | 112,745 | 100,110 |
| Commercial business | 32,017 | 18,549 |
| Consumer | 654 | 991 |
| Total loans | 243,127 | 236,397 |
| Allowance for loan losses | (4,167) | (4,070) |
| | $ 238,960 | $ 232,327 |

The amounts above include net deferred loan origination fees and costs totaling $153 thousand at December 31, 2002 and $160 thousand at December 31, 2001.

Mortgage loans serviced by the Company for others amounted to $77.1 million and $68.1 million at December 31, 2002 and 2001, respectively.

Non-performing loans at December 31, 2002 and 2001 amounted to $1 thousand and $951 thousand, respectively. There were no impaired loans at December 31, 2002. At December 31, 2001 impaired loans totaled $941 thousand, of which $210 thousand was allocated for in the allowance for loan losses.

In the ordinary course of business, the Bank makes loans to its Directors and Officers and their associates and affiliated companies ("related parties") at substantially the same terms and conditions as those prevailing at the time of origination for comparable transactions with other borrowers.

An analysis of total related party loans for the year ended December 31, 2002 follows:

| Balance at January 1, 2002 (In Thousands) | Additions | Repayments | Balance at December 31, 2002 |
|---|---|---|---|
| $2,032 | $835 | $934 | $1,933 |

The activity in the allowance for loan losses for the years ended December 31, follows:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $ 4,070 | $ 3,685 | $ 3,381 |
| Total charge-offs | (1) | (3) | (28) |
| Total recoveries | 98 | 213 | 82 |
| Net recoveries | 97 | 210 | 54 |
| Provision for loan losses | - | 175 | 250 |
| Balance at end of year | $ 4,167 | $ 4,070 | $ 3,685 |

(4) LOANS – (CONTINUED)

The following table summarizes the balances of mortgage service fees at December 31:

| (In Thousands) | 2002 | 2001 |
|---|---|---|
| Balance at beginning of year | $ 948 | $ 854 |
| Additions | 336 | 252 |
| Amortization | (269) | (158) |
| Mortgage servicing rights | 1,015 | 948 |
| Valuation allowance | (377) | (75) |
| Balance at end of year | $ 638 | $ 873 |

The following table summarizes activity in the mortgage service fees valuation allowance for the years ended December 31:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $ 75 | $ - | $ - |
| Provision charged to operations | 302 | 75 | - |
| Balance at end of year | $ 377 | $ 75 | $ - |

The following table summarizes activity in the loan servicing fees net for the years ended December 31:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service fee income | $ 269 | $ 281 | $ 315 |
| Amortization of mortgage servicing rights | (269) | (158) | (161) |
| Provision for valuation allowance | (302) | (75) | - |
| Mortgage servicing income (expense) | (302) | 48 | 154 |
| Late charges and other loan fees | 157 | 107 | 127 |
| Loan servicing fees, net | $ (145) | $ 155 | $ 281 |

(5) BANK PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, follow:

| (In Thousands) | 2002 | 2001 |
|---|---|---|
| Premises | $ 3,609 | $ 3,572 |
| Equipment | 2,503 | 2,245 |
| Leasehold improvements | 378 | 336 |
| | 6,490 | 6,153 |
| Less accumulated depreciation and amortization | 3,440 | 2,986 |
| | $ 3,050 | $ 3,167 |

Depreciation and amortization expense for the years ended December 31, 2002, 2001, and 2000 amounted to $454,000, $484,000, and $448,000, respectively.

Rent expense for leased premises for the years ended December 31, 2002, 2001 and 2000 amounted to $152,000, $144,000 and $143,000, respectively. The Company is obligated, under non-cancelable leases for premises and equipment, for minimum payments in future periods of $112,000 in the year 2003, and $90,000 for each of the years 2004 through 2007.

## 6) DEPOSITS

The following table shows the components of deposits at December 31, 2002 and 2001 and the range of interest rates paid as of December 31, 2002.

| (Dollars in Thousands) | Rates as of December 31, 2002 | 2002 | 2001 |
|---|---|---|---|
| Interest bearing accounts: | | | |
| NOW and Super NOW accounts | 0.10-0.50% | $ 35,568 | $ 30,080 |
| Savings accounts | 0.50% | 44,839 | 42,531 |
| Money market investment accounts | 0.25-1.69% | 64,653 | 57,575 |
| Certificates of deposit | 1.24-6.25% | 92,241 | 97,828 |
| Retirement accounts | 1.24-6.25% | 27,982 | 27,032 |
| Total interest bearing deposits | | 265,283 | 255,046 |
| Non-interest bearing demand deposit accounts | – | 14,182 | 13,404 |
| | | $ 279,465 | $ 268,450 |

The components of interest expense on deposits for the years ended December 31, follow:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Now and Super NOW accounts | $ 81 | $ 150 | $ 138 |
| Savings accounts | 394 | 725 | 774 |
| Money market investment accounts | 1,097 | 1,664 | 1,935 |
| Certificates of deposit | 3,109 | 5,908 | 5,623 |
| Retirement accounts | 1,123 | 1,482 | 1,460 |
| | $ 5,804 | $ 9,929 | $ 9,930 |

The amount and weighted average interest rate on certificates of deposit, including retirement accounts, by periods to maturity at December 31, 2002 are summarized as follows:

| (Dollars in Thousands) | Less than $100,000 | Equal to and greater than $100,000 | Total | Weighted Average Interest Rate |
|---|---|---|---|---|
| 3 months or less | $ 20,816 | $ 6,386 | $ 27,202 | 2.33% |
| From three to six months | 14,616 | 3,589 | 18,205 | 2.18 |
| From six to twelve months | 34,507 | 9,494 | 44,001 | 3.11 |
| From one to two years | 14,130 | 2,414 | 16,544 | 3.30 |
| From two to three years | 4,517 | 441 | 4,958 | 4.70 |
| Three years and thereafter | 6,731 | 2,582 | 9,313 | 4.35 |
| | $ 95,317 | $ 24,906 | $ 120,223 | 2.98% |

Brokered deposits at December 31, 2002 totaled $2.0 million. There were no brokered deposits at December 31, 2001.

## (7) FEDERAL HOME LOAN BANK ADVANCES, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED FUNDS

The FHLB permits member institutions to borrow funds for various purposes. Outstanding advances at December 31, 2002 are collateralized by a blanket lien against residential mortgages and other qualifying collateral.

Advances outstanding at December 31, follow:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| Maturity | Amount | Weighted Average Interest Rate | Amount | Weighted Average Interest Rate |
| *(Dollars in Thousands)* | | | | |
| 2002 | $ - | -% | $ 18,000 | 6.40% |
| 2003 | 15,275 | 4.84 | 16,941 | 4.99 |
| 2004 | 20,000 | 4.73 | 20,000 | 4.73 |
| 2005 | 6,000 | 5.91 | 5,000 | 6.23 |
| 2006 | 5,000 | 4.69 | 5,000 | 4.69 |
| 2007 | 15,000 | 4.53 | 5,000 | 6.20 |
| 2009 | 255 | 6.42 | 270 | 6.42 |
| 2010 | 20,000 | 6.03 | 20,000 | 6.03 |
| 2011 | 10,000 | 4.93 | 10,000 | 4.93 |
| 2021 | 2,707 | 6.23 | 2,781 | 6.23 |
| | $ 94,237 | 5.13% | $ 102,992 | 5.52% |

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This right may cause actual maturities to differ from the contractual maturities summarized above. As of December 31, 2002 the Company had callable advances totaling $53.0 million and amortizing advances totaling $4.7 million.

The Company may enter into agreements to repurchase securities sold. These agreements are treated as secured borrowings and the obligations to repurchase securities sold are reflected as liabilities and the securities collateralized by the agreements remain as assets. Generally, the outstanding collateral consists of U.S. Treasury and Government Agency obligations and is held by third party custodians. Repurchase agreements totaled $4.0 million at December 31, 2002 at a rate of 0.75%. Repurchase agreements outstanding at December 31, 2001 totaled $4.2 million at a rate of 0.31%.

Other borrowed funds at both December 31, 2002 and 2001 consisted of secured borrowings of $3.4 million and $3.9 million, respectively, bearing average interest rates of 8.86% and 7.46%, respectively.

Information relating to other borrowed funds for the years ended, follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Repurchase Agreements | FHLB/FRB Advances | Repurchase Agreements | FHLB/FRB Advances | Repurchase Agreements | FHLB/FRB Advances |
| *(Dollars In Thousands)* | | | | | | |
| Outstanding at December 31 | $ 3,950 | $ - | $ 4,220 | $ - | $ - | $ - |
| Weighted average rate at December 31 | 0.75% | - % | 0.31% | - % | - % | - % |
| Average balance outstanding during the year | $ 3,254 | $ 41 | $ 2,468 | $ 21 | $ 24,539 | $ 24,364 |
| Weighted average rate during the year | 0.58% | 2.11% | 2.35% | 4.42% | 6.29% | 6.14% |
| Maximum outstanding at any month end | $ 5,463 | $ - | $ 5,836 | $ - | $ 42,544 | $ 71,000 |

(8) INCOME TAXES

An analysis of income tax expense for the years ended December 31, follows:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current expense (benefit): | | | |
| Federal | $ (214) | $ 65 | $ 69 |
| State | 227 | 146 | 76 |
| Total current expense | 13 | 211 | 145 |
| Deferred expense (benefit): | | | |
| Federal | 1,791 | 1,730 | 1,462 |
| State | (11) | (11) | 83 |
| Change in valuation reserve | 18 | 23 | 15 |
| Total deferred expense | 1,798 | 1,742 | 1,560 |
| Change in estimate for tax contingencies | – | – | (851) |
| Total income tax expense | $ 1,811 | $ 1,953 | $ 854 |

A reconciliation of the difference between the expected federal income tax expense computed by applying the federal statutory rate of 34% to the amount of actual income tax expense for the years ended December 31, follows:

| (In Thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected federal income tax expense | $ 1,670 | $ 1,805 | $ 1,760 |
| Items affecting expected tax: | | | |
| State income tax, net of federal benefit | 143 | 89 | 105 |
| Other | (20) | 36 | (175) |
| Change in valuation reserve | 18 | 23 | 15 |
| Change in estimate for tax contingencies | – | – | (851) |
| Total income tax expense | $ 1,811 | $ 1,953 | $ 854 |

The tax effects of temporary differences (the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax basis that give rise to deferred tax assets and liabilities for the years ended December 31, follow:

| (In Thousands) | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 2,464 | $ 2,464 |
| Net operating loss carryforward | 438 | 2,094 |
| Alternative minimum tax carryforward | 244 | 347 |
| Pension costs | 379 | 443 |
| Deferred compensation | 426 | 367 |
| Loan origination fees | 37 | 50 |
| Depreciation | 314 | 299 |
| Other | 292 | 274 |
| Gross deferred tax asset | 4,594 | 6,338 |
| Valuation reserve | (56) | (38) |
| Deferred tax asset | 4,538 | 6,300 |
| Deferred tax liabilities: | | |
| Unrealized gains on investment securities available for sale | (350) | (97) |
| Other | (502) | (466) |
| Gross deferred tax liability | (852) | (563) |
| Net deferred income tax asset | $ 3,686 | $ 5,737 |

Operating losses in the early 1990's resulted in available tax loss carryforwards. A deferred tax valuation allowance is required to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized due to the lack of sufficient taxable income in the carryforward period. At December 31, 2002, the Bank has $1.3 million of tax loss carryforwards available that expire between 2011 and 2019.

### (8) INCOME TAXES – (CONTINUED)

At December 31, 2002, the Bank would need to generate approximately $10.8 million of future net taxable income to realize the net deferred income tax asset. Management believes that it is more likely than not that the net deferred income tax asset at December 31, 2002 will be realized based upon recent operating results.

It should be noted, however, that factors beyond Management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

The unrecaptured base year tax reserves as of October 31, 1998 will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt tax reserves continue to be subject to a provision of the current law that requires recapture in the case of certain excess distribution to shareholders. The tax effect of pre-1988 bad debt tax reserves subject to recapture in the case of certain excess distributions is approximately $1.1 million.

### (9) STOCKHOLDERS' EQUITY

The Company and the Bank are regulated by federal and state regulatory agencies. Failure by the Company or the Bank to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal or state regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (Leverage ratio). There are two categories of capital under the guidelines. Tier 1 capital as it applies to the Company and the Bank, includes stockholders' equity exclusive of the net unrealizable gains/losses on investment securities available for-sale and the deferred tax asset is disallowed. Tier 2 capital includes the allowance for loan losses, subject to guideline limitations.

At December 31, 2002 and 2001, the Company and the Bank not only exceeded each of the minimum capital requirements but also met the definition of "well capitalized" as defined by the FDIC and the Federal Reserve Bank under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Company or the Bank must maintain Tier 1 Total, and Leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's classification as "well capitalized."

The Company's and the Bank's actual capital ratios and amounts at December 31, 2002 and 2001, follow:

| | Risk-Based Ratios | | | | | |
|---|---|---|---|---|---|---|
| | Tier 1 Capital | | Total Capital | | Leverage Capital | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| *(Dollars in Thousands)* | | | | | | |
| Capital Ratios: | | | | | | |
| Adequately capitalized | 4.00% | 4.00% | 8.00% | 8.00% | 4.00% | 4.00% |
| Well capitalized | 6.00% | 6.00% | 10.00% | 10.00% | 5.00% | 5.00% |
| LSB Corporation | 16.49% | 15.74% | 17.74% | 16.97% | 12.10% | 11.98% |
| Lawrence Savings Bank | 15.68% | 15.15% | 16.93% | 16.39% | 11.49% | 11.46% |
| Capital Amounts: | | | | | | |
| Adequately capitalized | | | | | | |
| LSB Corporation | $ 12,799 | $ 13,236 | $ 25,599 | $ 26,472 | $ 17,445 | $ 17,392 |
| Lawrence Savings Bank | 12,720 | 13,155 | 25,441 | 26,310 | 17,356 | 17,390 |
| Well capitalized | | | | | | |
| LSB Corporation | 19,199 | 19,854 | 31,999 | 33,090 | 21,807 | 21,740 |
| Lawrence Savings Bank | 19,081 | 19,733 | 31,801 | 32,888 | 21,695 | 21,737 |
| Actual Amounts: | | | | | | |
| LSB Corporation | 52,775 | 52,081 | 56,777 | 56,151 | 52,775 | 52,081 |
| Lawrence Savings Bank | 49,869 | 49,824 | 53,846 | 53,894 | 49,869 | 49,824 |

## (9) STOCKHOLDERS' EQUITY – (CONTINUED)

### STOCKHOLDERS' RIGHTS PLAN

In 1996, the Board of Directors adopted a stockholder rights plan declaring a dividend of one preferred stock purchase right for each share of outstanding common stock. The rights will remain attached to the common stock and are not exercisable except under limited circumstances relating to (i) acquisition of beneficial ownership of more than 10% of the outstanding shares of common stock, or (ii) a tender offer or exchange offer that would result in a person or group beneficially owning more than 10% of the outstanding share of common stock. The rights are not exercisable until those aforementioned circumstances occur. The rights expire in 2006. Until a right is exercised, the holder has no rights to vote or to receive dividends. The rights are not taxable to stockholders until exercisable.

## (10) EMPLOYEE BENEFITS

The Company provides pension benefits for its employees through membership in the Savings Bank Employees' Retirement Association (the "Plan"). The Plan is a multiple-employer, non-contributory, defined benefit plan. Bank employees become eligible after attaining age 21 and completing one year of service. Additionally, benefits become fully vested after three years of eligible service. The Company's annual contribution to the Plan is based upon standards established by the Employee Retirement Income Security Act. The contribution is based on an actuarial method intended to provide not only for benefits attributable to service to date, but also for those expected to be earned in the future.

The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements through the Plan's latest valuation dates which were October 31, 2002 and 2001.

| *(In Thousands)* | 2002 | 2001 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $ 5,396 | $ 4,640 |
| Service cost | 319 | 280 |
| Interest cost | 377 | 360 |
| Actuarial loss | 157 | 195 |
| Benefits paid | (207) | (79) |
| Benefit obligation at end of year | $ 6,042 | $ 5,396 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $ 5,710 | $ 6,478 |
| Actual return on plan assets | (550) | (710) |
| Employer contribution | 355 | 21 |
| Benefits paid | (207) | (79) |
| Fair value of plan assets at end of year | $ 5,308 | $ 5,710 |
| Funded status | $ (734) | $ 314 |
| Unrecognized net actuarial gain | (136) | (1,380) |
| Unrecognized prior service cost | (32) | (36) |
| Accrued benefit cost included in other liabilities | $ (902) | $ (1,102) |

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 4.50% for 2002 and 7.00% and 4.50% for 2001.

Net pension cost components for the years ended October 31, follow:

| *(In Thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | $ 319 | $ 280 | $ 258 |
| Interest cost | 377 | 360 | 334 |
| Expected return on plan assets | (456) | (518) | (416) |
| Amortization of net (gains) losses | (81) | (240) | (228) |
| Net amortization and deferrals | (4) | (4) | (4) |
| Net periodic pension cost | $ 155 | $ (122) | $ (56) |

Assumptions used to develop the net periodic pension cost were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Discount rate | 7.00% | 7.75% | 7.75% |
| Rate of increase in compensation levels | 4.50 | 4.50 | 4.50 |
| Expected long-term rate of return on assets | 8.00 | 8.00 | 8.00 |

The Company provides an employee savings plan (the "Savings Plan") through the Savings Banks Employees' Retirement Association. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Employees are eligible to participate in the Savings Plan immediately upon employment with the Company provided they have attained 21 years of age. Company employees become eligible for matching contributions after completing one year of service with 1,000 hours or more. On an annual basis, the Company determines whether or not to contribute to the Savings Plan. The Company contributed $104 thousand and $91 thousand on behalf of the employees who were in the Savings Plan in 2002 and 2001, respectively.

The Board offers options on its common stock to Directors, Management and Officers to purchase unissued common stock of the Company at a price equal to the fair market value of the Company's common stock on the date of grant. All options expire ten years from the date of grant. Under the 1986 and 1997 Stock Option Plans, the Company may grant options to Directors, Officers or employees up to 859,100 of which 166,670 shares have been exercised. As of December 31, 2002, 586,330 options were outstanding with 105,100 available for future use. The vesting schedule provided for 50% of options granted are vested after the first year and an additional 25% vest each year thereafter. Options are fully vested three years after the grant date. The summary of the status of the Stock Option Plan as of December 31, and changes during the years ended follow:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | 601,030 | $ 8.63 | 452,030 | $ 6.67 | 463,030 | $ 6.66 |
| Granted | - | - | 165,000 | 13.87 | – | – |
| Exercised | (14,700) | 6.32 | (14,750) | 7.00 | (8,000) | 5.50 |
| Canceled | - | - | (1,250) | 9.13 | (3,000) | 9.13 |
| Outstanding at end of year | 586,330 | 8.69 | 601,030 | 8.63 | 452,030 | 6.67 |
| Options exercisable end of year | 503,830 | 7.84 | 397,530 | 6.42 | 372,530 | 6.16 |
| Weighted average fair value of options granted during the year | | $ - | | $ 5.47 | | $ - |

The following table summarizes information about the Stock Option Plans based on a range of exercise prices as of December 31, 2002.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Life | Number of Options | Weighted Average Exercise Price |
| $2.00 to $5.00 | 105,830 | $ 4.40 | 1.6 years | 105,830 | $ 4.40 |
| $5.01 to $8.00 | 175,000 | 6.05 | 3.5 | 175,000 | 6.05 |
| $8.01 to $11.00 | 140,500 | 9.13 | 6.6 | 140,500 | 9.13 |
| $11.01 to $14.00 | 165,000 | 13.87 | 8.6 | 82,500 | 13.87 |
| Outstanding at end of year | 586,330 | 8.69 | 5.1 | 503,830 | 7.84 |

In addition to the Company's defined benefit pension plan, the Company sponsors a defined benefit post-retirement plan that provides limited post-retirement medical benefits to certain full-time employees who retire before age 65 and life insurance benefits to full-time employees who retire after age 62 and after completing 10 years of service. The plan is non-contributory. The Company's policy is to fund the cost of postretirement benefits in amounts determined at the discretion of management. The amounts of accrued postretirement benefit cost reported on the Company's consolidated balance sheet were $291 thousand and $262 thousand as of December 31, 2002 and 2001, respectively.

(10) EMPLOYEE BENEFITS – (CONTINUED)

The Company has two supplemental executive retirement plans with one of its key officers. At December 31, 2002 and 2001 the accrued liability was $1.0 million and $897 thousand, respectively. Expense associated with the plans was $143 thousand, $139 thousand and $136 thousand for the years ended December 31, 2002, 2001and 2000, respectively.

(11) CONTINGENCIES

The Bank is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of such litigation will have a material adverse effect on the financial condition and operating results of the Bank.

In one litigation matter, the Bank was awarded a $4.2 million judgment in 1997. The Bank prevailed on this matter in appellate court. The Bank expects to collect this judgment, at least in substantial part, which would have a material favorable impact to the Bank's financial statements. Post judgment interest accrues from the date of this judgment and approximates $2.3 million at December 31, 2002. However, collectibility of post-judgment interest in addition to the $4.2 million award has not yet been determined.

In another litigation matter, the Bank was awarded $1.1 million by a jury verdict, during the fourth quarter 1999, in a legal case where the Bank sought to recover damages from loans previously charged off.

In 2000, the court entered final judgment for approximately $1.8 million, which includes accrued interest. This award has been appealed by defendants and collectibility of this award is subject to this appeal and other contingencies. This case was heard by the appellate court on December 11, 2002. A decision by the court has not been rendered as of March 31, 2003.

It is management's opinion the timing and final amount to be collected cannot be determined at this time. Accordingly, no recognition of these judgments has been recorded in the Consolidated Financial Statements.

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk. These instruments, in the form of commitments to extend credit and financial and standby letters of credit, are offered in the normal course of business to meet the financing needs of customers. The company is exposed to varying degrees of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements as a result of such transactions. Commitments to extend credit are agreements to lend to a customer as long as there is compliance with conditions established in the agreement. These extensions of credit are based upon traditional underwriting standards and generally have a fixed expiration date of less than five years.

Letters of credit are documents issued by the Company on behalf of its customers in favor of third parties, who can present requests for drafts from the Company within specified terms and conditions. Letters of credit are secured by cash deposits. Standby letters of credit are conditional commitments issued by the Company to guarantee payment to a third party. Outstanding letters of credit generally expire within one year. The credit risk involved with these instruments is similar to the risk of extending loans and, accordingly, the underwriting standards are also similar. It is expected that most letters of credit will not require cash disbursements.

The components of financial instruments with off-balance sheet risk at December 31, follow:

| *2002* | Fixed Rate | Variable Rate | Total |
|---|---|---|---|
| *(In Thousands)* | | | |
| Financial instruments with contract amounts represent credit risk: | | | |
| Unused commitments to extend credit: | | | |
| Residential mortgages | $ 2,866 | $ 1,311 | $ 4,177 |
| Home equity lines of credit | 1,919 | 6,342 | 8,261 |
| Personal lines of credit | 223 | – | 223 |
| Commercial real estate mortgage | 3,199 | 9,748 | 12,947 |
| Construction | 345 | 11,296 | 11,641 |
| Commercial loans | 9,062 | 16,669 | 25,731 |
| Total unused commitments | $ 17,614 | $ 45,366 | $ 62,980 |
| Letters of credit and standby letters of credit | $ – | $ 1,120 | $ 1,120 |
| Forward commitments to sell mortgage loans | $ 5,349 | $ – | $ 5,349 |

(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – (CONTINUED)

| *2001* *(In Thousands)* | Fixed Rate | Variable Rate | Total |
|---|---|---|---|
| Financial instruments with contract amounts represent credit risk: | | | |
| Unused commitments to extend credit: | | | |
| Residential mortgages | $ 2,918 | $ 1,707 | $ 4,625 |
| Home equity lines of credit | 2,355 | 6,706 | 9,061 |
| Personal lines of credit | 225 | – | 225 |
| Commercial real estate mortgage | 5,682 | 13,848 | 19,530 |
| Construction | – | 16,635 | 16,635 |
| Commercial loans | 250 | 29,030 | 29,280 |
| Total unused commitments | $ 11,430 | $ 67,926 | $ 79,356 |
| Letters of credit and standby letters of credit | $ – | $ 1,978 | $ 1,978 |
| Forward commitments to sell mortgage loans | $ 7,475 | $ – | $ 7,475 |

Forward commitments to sell mortgage loans are contracts which the Company enters into for the purpose of reducing the interest rate risk associated with originating loans held for sale. Risk may arise from the possible inability of the Company to originate loans to fulfill the contracts.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND DUE FROM BANKS, SHORT-TERM INVESTMENTS, STOCK IN FEDERAL HOME LOAN BANK OF BOSTON, ACCRUED INTEREST RECEIVABLE AND ACCRUED INTEREST PAYABLE.

The carrying amount of each of these assets and liabilities is a reasonable estimate of fair value.

INVESTMENT SECURITIES

For investment securities, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by classified and non-classified categories.

The fair value of non-classified loans is calculated by discounting scheduled cash flows through the expected maturity using current rates at which similar loans would be made to borrowers with similar credit ratings. For non-classified residential mortgage loans, maturity estimates are based on secondary market sources.

Fair value for significant classified loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

DEPOSITS AND MORTGAGORS' ESCROW ACCOUNTS

The fair value of demand deposits, NOW accounts, money market deposit accounts, savings accounts, and mortgage escrow accounts of borrowers is the amount payable on demand at the balance sheet date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS – (CONTINUED)

BORROWED FUNDS

The fair value of borrowed funds is determined as the cost of extinguishing the debt inclusive of any and all prepayment penalties. The prepayment penalties are determined by the Federal Home Loan Bank of Boston.

The estimated fair values of the Bank's financial instruments at December 31, follow:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| *(In Thousands)* | | | | |
| Financial assets: | | | | |
| Cash and due from banks | $ 7,136 | $ 7,136 | $ 7,457 | $ 7,457 |
| Short-term investments | 9,633 | 9,633 | 5,705 | 5,705 |
| Investment securities | 166,409 | 169,405 | 173,768 | 176,652 |
| Federal Home Loan Bank stock | 5,950 | 5,950 | 5,950 | 5,950 |
| Accrued interest receivable | 2,459 | 2,459 | 2,604 | 2,604 |
| Loans, net | 238,960 | 240,311 | 232,327 | 238,512 |
| Financial liabilities: | | | | |
| Deposits | $ 279,465 | $ 281,216 | $ 268,450 | $ 269,533 |
| Borrowed funds | 101,591 | 107,134 | 111,099 | 113,381 |
| Mortgagors' escrow accounts | 518 | 518 | 573 | 573 |
| Accrued interest payable | 431 | 431 | 498 | 498 |

FAIR VALUE OF FINANCIAL INSTRUMENTS OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

Off-balance sheet financial instruments generally have interest rates which reflect current market rates.

Management has determined that the difference between the carrying and fair value of these instruments is not material.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Changes in assumptions and market conditions could significantly affect these estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include other real estate acquired, banking premises and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(14) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements for LSB Corporation, referred to as the "Parent Company" for purposes of this Note only at and for the year ended December 31, follow:

| Balance Sheets | 2002 | 2001 |
|---|---|---|
| *(In Thousands)* | | |
| Assets: | | |
| Cash deposits in subsidiaries | $ 958 | $ 248 |
| Investment securities held to maturity at amortized cost | 1,999 | 1,999 |
| Investment in subsidiary, at equity | 51,045 | 51,817 |
| Other assets | 61 | $ 44 |
| Total assets | $ 54,063 | $ 54,108 |
| Liabilities and Stockholders' Equity: | | |
| Liabilities: | | |
| Accrued income taxes | $ (4) | $ 11 |
| Accrued expenses | 8 | 5 |
| Total liabilities | 4 | 16 |
| Total stockholders' equity | 54,059 | 54,092 |
| Total liabilities and stockholders' equity | $ 54,063 | $ 54,108 |

| Statements of Operations | 2002 | 2001 |
|---|---|---|
| *(In Thousands)* | | |
| Dividends from bank subsidiary | $ 4,547 | $ 3,320 |
| Total operating income | 4,547 | 3,320 |
| Non-interest expenses | 235 | 188 |
| Income before income taxes and undistributed earnings | 4,312 | 3,132 |
| Income tax benefit | (50) | (7) |
| Income before undistributed earnings of subsidiary | 4,362 | 3,139 |
| Equity in undistributed earnings of subsidiary | (1,262) | 218 |
| Net income | $ 3,100 | $ 3,357 |

The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

| Cash flows | 2002 |
|---|---|
| *(In Thousands)* | |
| Cash flows from operating activities: | $ 3,100 |
| Net income | |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in deferred income tax asset | (43) |
| Net distributed earnings of subsidiaries | 1,262 |
| Decrease in other assets | 26 |
| Decrease in other liabilities | (12) |
| Accretion of discounts | (47) |
| Net cash provided by operating activities | 4,286 |
| Cash flows from investing activities: | |
| Purchases of investment securities held to maturity | (50,153) |
| Proceeds from maturities of investment securities held to maturity | 50,200 |
| Net cash provided by investing activities | 47 |
| Cash flows from financing activities: | |
| Proceeds from exercise of stock options | 33 |
| Treasury stock purchased | (1,736) |
| Dividends paid | (1,920) |
| Net cash provided by financing activities | (3,623) |
| Net increase in cash and cash equivalents | 710 |
| Cash and cash equivalents, beginning of year | 248 |
| Cash and cash equivalents, end of year | $ 958 |
| Supplemental cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ 30 |

Cash flows for the parent company are presented for the year ended 2002 only. The parent company became the holding company for the Bank on July 1, 2001 and thus the cash flows were immaterial for the year ended December 31, 2001.

## (15) Quarterly Results of Operations (Unaudited)

| (In Thousands, Except Per Share Data) | 2002 March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Interest and dividend income | $ 6,421 | $ 6,480 | $ 6,158 | $ 6,079 |
| Interest expense | 3,103 | 2,936 | 2,923 | 2,603 |
| Net interest income | 3,318 | 3,544 | 3,235 | 3,476 |
| Provision for loan losses | - | - | - | - |
| Net interest income after provision for loan losses | 3,318 | 3,544 | 3,235 | 3,476 |
| Non-interest income | 429 | 349 | 323 | 392 |
| Non-interest expense | 2,459 | 2,601 | 2,529 | 2,566 |
| Income before income tax | 1,288 | 1,292 | 1,029 | 1,302 |
| Income tax | 472 | 473 | 334 | 532 |
| Net income | $ 816 | $ 819 | $ 695 | $ 770 |
| Basic earnings per share | $ 0.19 | $ 0.19 | $ 0.16 | $ 0.18 |
| Diluted earnings per share | $ 0.18 | $ 0.18 | $ 0.15 | $ 0.17 |

| (In Thousands, Except Per Share Data) | 2001 March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Interest and dividend income | $ 7,398 | $ 7,282 | $ 7,237 | $ 6,875 |
| Interest expense | 4,196 | 4,007 | 3,928 | 3,480 |
| Net interest income | 3,202 | 3,275 | 3,309 | 3,395 |
| Provision for loan losses | – | 50 | 125 | – |
| Net interest income after provision for loan losses | 3,202 | 3,225 | 3,184 | 3,395 |
| Non-interest income | 281 | 298 | 354 | 493 |
| Non-interest expense | 2,208 | 2,303 | 2,312 | 2,299 |
| Income before income tax | 1,275 | 1,220 | 1,226 | 1,589 |
| Income tax | 484 | 430 | 472 | 567 |
| Net income | $ 791 | $ 790 | $ 754 | $ 1,022 |
| Basic earnings per share | $ 0.18 | $ 0.18 | $ 0.17 | $ 0.23 |
| Diluted earnings per share | $ 0.18 | $ 0.17 | $ 0.17 | $ 0.22 |

## STOCKHOLDERS' INFORMATION

The Company's stock trades on the Nasdaq Stock Market under the symbol "LSBX". Sales prices of the stock are reported in the Wall Street Journal as "LSBCorp". Prior to July 1, 2001, the Bank's common stock traded on the Nasdaq stock market under the symbol "LSBX". Prices of the Bank's common stock were reported in the Wall Street Journal as "LawrenceSvg".

The following table sets forth for the fiscal periods indicated certain information with respect to the sales prices of the Company's common stock.

| Fiscal Year | Price High | Price Low |
|---|---|---|
| 2002 | | |
| First Quarter | $ 13.20 | $ 12.00 |
| Second Quarter | 14.02 | 12.26 |
| Third Quarter | 14.00 | 12.00 |
| Fourth Quarter | 13.51 | 11.00 |
| 2001 | | |
| First Quarter | $ 11.86 | $ 9.81 |
| Second Quarter | 13.65 | 10.50 |
| Third Quarter | 14.00 | 9.81 |
| Fourth Quarter | 13.10 | 10.11 |
| 2000 | | |
| First Quarter | $ 7.625 | $ 6.750 |
| Second Quarter | 7.500 | 6.813 |
| Third Quarter | 9.313 | 6.625 |
| Fourth Quarter | 10.875 | 8.000 |

The Company declared and paid a cash dividend of $0.44 per share ($0.11 in each quarter) during 2002. The Company expects to pay dividends during 2003.

On December 31, 2002 there were approximately 1,063 holders of common stock. This number does not reflect the number of persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The Annual Meeting of the stockholders of LSB Corporation will be held at 10:00 a.m. on Tuesday, May 6, 2003 at the Andover Country Club, Canterbury Street, Andover, Massachusetts.

**CORPORATE HEADQUARTERS**
LSB Corporation
30 Massachusetts Avenue
North Andover, MA 01845-3460

**Mailing Address**
30 Massachusetts Avenue
North Andover, MA 01845-3460

**Investor Relations**
Barbara A. Biondo
Telephone (978) 725-7556
Fax (978) 725-7593

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is available without charge upon written request to Investor Relations.

**Transfer Agent**
EquiServe
P.O. Box 43010
Providence, RI 02940-3010

**Independent Auditors**
KPMG LLP
99 High Street
Boston, MA 02110

**Legal Counsel**
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA 02110-3333

## Directors of LSB Corporation and Lawrence Savings Bank

Eugene A. Beliveau, D.D.S.
*Dentist*

Kathleen Boshar Reynolds
*Prudential/Howe and Doherty*

Malcolm W. Brawn
*Executive Vice President & Secretary*
*The Andover Companies*

Thomas J. Burke
*Chairman of the Board*
*Lawrence Savings Bank*
*Register of Deeds*
*Attorney*

Byron R. Cleveland, Jr.
*President*
*J. H. Horne & Sons*

Neil H. Cullen
*Chief Financial Officer*
*Phillips Academy*

Richard Hart Harrington, CPA
*Chairman*
*Gordon, Harrington & Osborn, P.C.*

Robert F. Hatem
*Business Consultant*

Marsha A. McDonough
*Regional Education Offices*
*U.S. Department of State*

Paul A. Miller
*President and*
*Chief Executive Officer*
*Lawrence Savings Bank and*
*LSB Corporation*

## Officers of LSB Corporation

Paul A. Miller
*President and*
*Chief Executive Officer*

John E. Sharland
*Senior Vice President, Treasurer and*
*Chief Financial Officer*

Robert P. Perreault
*Executive Vice President*

Barbara A. Biondo
*Secretary*

Richard J. D'Ambrosio
*Assistant Treasurer*

Timothy L. Felter
*Assistant Treasurer and*
*Investment Officer*

Jeffrey W. Leeds
*Assistant Treasurer*

# Officers of Lawrence Savings Bank

**Paul A. Miller**
*President and Chief Executive Officer*

**Robert P. Perreault**
*Executive Vice President*

**Barbara A. Biondo**
*Clerk*

**Carla M. Friedrich**
*Vice President and Human Resources Officer*

**Robyn K. LeBuff**
*Vice President and Marketing Officer*

**Brenda Miskinis**
Assistant Vice President
*Marketing Officer*

Lending Division
**Jeffrey W. Leeds**
*Executive Vice President and Chief Lending Officer*

Commercial Banking
**Jacob Kojalo**
*Senior Vice President and Senior Lending Officer*

**Robert J. DeLuca**
*Vice President*

**Steven K. Ventre**
*Vice President*

**Scott P. McDuffee**
*Commercial Credit Officer*

**Commercial Real Estate Lending**
**Frederick P. Maloof**
*Vice President*

**Paul M. Vallace**
*Vice President*

**Credit Policy and Administration**
**Lee D. Dickey**
*Senior Vice President*

**John P. Malynn**
*Vice President and Collections Manager*

**Linda A. Bailey**
*Assistant Vice President and Credit Administration Officer*

**Consumer Lending**
**Maureen McCarthy**
*Vice President and Compliance/CRA Officer*

**Residential Mortgage Lending**
**John P. Teoli**
*Vice President*

**Susan M. Cain**
*Assistant Vice President and Senior Mortgage Underwriter*

**Finance Division**
**John E. Sharland**
*Senior Vice President, Treasurer and Chief Financial Officer*

**Linda M. Chase Borrelli**
*Vice President and Controller*

**Personal Banking Division**
**Timothy L. Felter**
*Executive Vice President and Investment Officer*

**Sharon S. Privitera**
*Vice President and Branch Administrator/Security Officer*

**Gayle M. Fili**
*Vice President and Branch Manager*

**Cheryl A. Parent**
*Vice President and Branch Manager*

**Maria Fina**
*Branch Manager*

**Susan M. Dancause**
*Assistant Vice President and Retirement Services Officer*

**Linda Buell**
*Branch Manager*

**Paul M. Frank**
*Branch Manager*

**Support Service Division**
**Richard J. D'Ambrosio**
*Senior Vice President*

**Carmela Cutuli**
*Vice President and Loan Servicing Manager*

**Cheryl A. Vining**
*Vice President and Deposit Servicing Manager*

**Stanley R. Ward, Jr.**
*Assistant Vice President*

**Laura LaVoie**
*Assistant Vice President*
*Senior Computer Network Engineer*

Corporate Headquarters of
LSB Corporation

30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500

Banking Offices of
Lawrence Savings Bank

Main Office:
30 Massachusetts Avenue
North Andover, MA 01845-3460
(978) 725-7500
Fax: (978) 725-7607

Branch Offices:
342 North Main Street
Andover, MA 01810
(978) 725-7590

300 Essex Street
Lawrence, MA 01840
(978) 725-7530

20 Jackson Street
Methuen, MA 01844
(978) 725-7545

148 Lowell Street
Methuen, MA 01844
(978) 725-7570

Lawrence Savings Bank
24 Hour Information
Phone (978) 725-7700

Remote ATM Location:

36 Knipe Road
Haverhill, MA 01835

www.LawrenceSavings.com

Member
FDIC

Member
DIF

This Annual Report is printed on recycled paper.

LSBCM-AR-03